Exhibit 99.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

UNICORN II HOLDINGS LIMITED

UNICORN II PARENT LIMITED

UNICORN II MERGER SUB LIMITED

and

NEW FRONTIER HEALTH CORPORATION

Dated as of

August 4, 2021

i

ii

SCHEDULES AND EXHIBITS

Schedule I	List of Guarantors
Schedule II	List of Rollover Securityholders, Rollover Shares and Rollover Warrants

Exhibit A	Plan of Merger

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (as may be amended, supplemented, modified or varied in accordance with the terms herein, this “Agreement”), dated as of August 4, 2021, is entered into by and among Unicorn II Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“HoldCo”), Unicorn II Parent Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned Subsidiary of HoldCo (“Parent”), Unicorn II Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned Subsidiary of Parent (“Merger Sub” and, together with HoldCo and Parent, each a “Parent Party” and collectively the “Parent Parties”), and New Frontier Health Corporation, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”). The Parent Parties and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with Part XVI of the Companies Act (As Revised) of the Cayman Islands (the “CICL”), it is proposed that the Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving company (as defined in the CICL) of the Merger and becoming a wholly-owned Subsidiary of Parent;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a special committee established by the Company Board (the “Special Committee”), has (a) determined that the execution by the Company of this Agreement and the Plan of Merger (as defined below) and consummation of the transactions contemplated by this Agreement and the Plan of Merger, including the Merger and the Warrant Amendment (collectively, the “Transactions”), are fair to and in the best interests of the Company and its shareholders (other than the holders of Excluded Shares), (b) approved and declared it advisable for the Company to enter into this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger and the Warrant Amendment, and (c) resolved to recommend in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions to the holders of Shares (the “Company Board Recommendation”) and to include such recommendation in the Shareholder Proxy Statement (as defined below) and direct that this Agreement, the Plan of Merger and the Transactions be submitted to the holders of Shares for authorization and approval at the Shareholders Meeting (as defined below);

WHEREAS, the board of directors of each of the Parent Parties has (a) approved the execution, delivery and performance by the Parent Parties, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions and (b) declared it advisable for the Parent Parties, respectively, to enter into this Agreement and the Plan of Merger and to consummate the Transactions;

WHEREAS, prior to or substantially concurrently with the execution and delivery of this Agreement, each of the Rollover Securityholders (as defined below) has entered into certain support agreement with HoldCo (as may be amended, the “Support Agreement”), providing that, amongst other things and subject to the terms and conditions set forth therein, (a) the Rollover Securityholders will vote all Shares held (or deemed held) directly or indirectly by them in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, and will give consent with respect to all Warrants held (or deemed held) directly or indirectly by them in favor of the approval of the Warrant Amendment, and (b) the Rollover Securityholders agree, upon the terms and subject to the conditions in the Support Agreement, to receive no consideration for cancellation of the Rollover Shares (as defined below) and the Rollover Warrants (as defined below) in accordance with this Agreement, and to subscribe for or otherwise receive newly issued shares of HoldCo at or immediately prior to the Effective Time;

WHEREAS, as a condition and material inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution of this Agreement, each Guarantor (as defined below) has executed and delivered a limited guarantee in favor of the Company with respect to certain obligations of HoldCo under this Agreement (each a “Limited Guarantee”); and

WHEREAS, the Parent Parties and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

Article I

DEFINITIONS AND INTERPRETATION

Section 1.1      Certain Definitions. For the purposes of this Agreement, the following terms shall have the meanings set forth below:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company, than those contained in the Confidentiality Agreement; provided, that such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

“Action” means any action, litigation, lawsuit, arbitration, appeal, petition, claim, suit, mediation or other proceeding by or before any Governmental Entity.

“Affiliate” of a specified Person means any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; provided that (x) prior to the Closing, the Parent Parties, the Rollover Securityholders, the Guarantors and their respective Affiliates (excluding the Group Companies) shall not be deemed to be Affiliates of the Company and/or its Subsidiaries, and vice versa and (y) the Rollover Securityholders shall not be deemed to be Affiliates of any Parent Party. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Alternative Warrant Proposal” means any proposal or offer from any Person (other than the Parent Parties) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to (i) any sale, exchange, transfer or other disposition of 20% or more of the Warrants; (ii) any tender offer or exchange offer that, if consummated, would result in any Person or “group”, within the meaning of Section 13(d) of the Exchange Act, beneficially owning 20% or more of the Warrants; (iii) maintaining the Warrant Agreement in its current form, or any change, modification, amendment or supplement to the Warrant Agreement that is inconsistent with the Warrant Amendment; or (iv) any combination of the foregoing.

“Anti-Corruption Laws” means laws or regulations relating to anti-bribery or anticorruption that apply to the business and dealings of the Group Companies including, without limitation, the Criminal Law and the Anti-Unfair Competition Law of the People’s Republic of China, and the U.S. Foreign Corrupt Practices Act.

“beneficially own” shall have the meaning provided in Section 13(d) of the Exchange Act and the rules and regulations thereunder.

“Business Days” means any day other than a Saturday, Sunday or another day on which the banks in New York City, the Cayman Islands, Hong Kong or the PRC are authorized by Law or executive order to be closed.

“Buyer Group Contracts” means, collectively, the Financing Documents, the Limited Guarantees, the Support Agreement, the Consortium Agreement and the Interim Investors Agreement.

“Buyer Group Parties” means the Parent Parties, the Guarantors and the Rollover Securityholders, excluding the Company or any of its Subsidiaries, and a “Buyer Group Party” means any of them.

“Code” means the United States Internal Revenue Code of 1986, as amended, or any successor Law.

“Company Equity Plan” means the New Frontier Health Corporation 2019 Omnibus Incentive Plan adopted on December 12, 2019, including any amendment thereto and as disclosed in the SEC Documents.

“Company Financial Advisor” means Duff & Phelps, LLC.

“Company Governing Documents” means the Company’s Amended and Restated Memorandum and Articles of Association, adopted by a special resolution of shareholders of the Company on December 17, 2019.

“Company IP Rights” means any and all Intellectual Property owned by the Company or any of its Subsidiaries.

“Company Option” means an option to purchase Shares granted under the Company Equity Plan in accordance with the terms thereof.

“Company RSU Award” means a restricted share unit granted under the Company Equity Plan in accordance with the terms thereof.

“Competing Proposal” shall mean any proposal or offer from any Person (other than the Parent Parties) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the consolidated revenue of the Company and its Subsidiaries are attributable; (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 20% or more of the consolidated revenue or consolidated assets of the Company and its Subsidiaries; (iii) any sale, exchange, transfer or other disposition of 20% or more of the total voting power of the equity securities of the Company; (iv) any tender offer or exchange offer that, if consummated, would result in any Person or “group”, within the meaning of Section 13(d) of the Exchange Act, beneficially owning 20% or more of the total voting power of the equity securities of the Company; or (v) any combination of the foregoing.

“Confidentiality Agreement” means the Confidentiality Agreement, dated March 25, 2021, between the Company and the Sponsor.

“Consortium Agreement” means the Consortium Agreement, dated as of February 9, 2021, by and among the Sponsor and certain other parties thereto.

“Contract” means any legally binding contract, agreement, lease, instrument or other contractual commitment.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks, or any escalation or worsening of any of the foregoing (including any subsequent waves).

“Disclosure Schedule” means the disclosure schedule delivered by the Company to the Parent Parties on the date of this Agreement.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Law” means any and all applicable Laws regarding pollution or protection of the environment, or the effect of the environment on public or worker health or safety.

“Excluded Shares” means, collectively, (a) the Rollover Shares, and (b) Shares held by the Parent Parties, the Company or any of their respective Subsidiaries.

“Excluded Warrants” means the Warrants held by the Sponsor.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Existing Facility Agreement” means the RMB equivalent of US$300,000,000 facilities agreement originally dated December 9, 2019 (as amended and restated by an amendment and restatement agreement dated August 31, 2020) and made between, amongst others, NF Unicorn Chindex Holding Limited as company and original borrower, and Shanghai Pudong Development Bank Co., Ltd. Putuo Sub-Branch (上海浦东发展银行股份有限公司普陀支行) as agent and security agent.

“Expenses” means all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers and other financial institutions, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Schedule 13E-3 and the Proxy Statements, the solicitation of shareholders and Shareholder Approval, the solicitation of warrantholders and Warrantholder Consent, shareholder and/or warrantholder litigation, the filing of any required notices under any applicable competition or investment Laws, any filings with the SEC and all other matters related to the closing of the Merger and the consummation of the other Transactions.

“Forward Purchase Warrant” has the meaning ascribed to it in the Warrant Agreement.

“Government Official” means any officers, employees and other persons working in an official capacity on behalf of (i) any Governmental Entity; and (ii) any political parties, as well as any candidates for political office.

“Governmental Entity” means (i) any national, federal, state, local or foreign government or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, (ii) any public international organization, (iii) any agency, division, bureau, department or other sector of any government, entity or organization described in the foregoing clauses (i) or (ii) of this definition, or (iv) any company, business, enterprise, or other entity or instrumentality owned or controlled by any government, entity, organization described in this definition.

“Group Company” means any of the Company and its Subsidiaries.

“Guarantors” means the Persons specified on Schedule I hereto, each of whom has, on the date hereof, delivered a Limited Guarantee.

“HoldCo Shares” means the ordinary shares of HoldCo with a par value of US$0.0001 per share.

“Indebtedness” means with respect to any Person, (a) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured and whether or not contingent, (b) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (c) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (d) all obligations under capital leases, (e) all obligations in respect of bankers acceptances, letters of credit, or similar instruments, (f) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, and (g) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights and all rights associated therewith, throughout the world, including all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data, proprietary processes and formulae, algorithms, specifications, customer lists and supplier lists, all industrial designs and any registrations and applications therefor, all trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name registrations, Internet and World Wide Web URLs or addresses, social media names, all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, all mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, all computer software, including all source code, object code, firmware, development tools, files, records and data, all schematics, netlists, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, and all rights in prototypes, breadboards and other devices, all databases and data collections and all rights therein, all moral and economic rights of authors and inventors, however denominated, and any similar or equivalent rights to any of the foregoing, and all tangible embodiments of the foregoing.

“Interim Investors Agreement” means the Interim Investors Agreement, dated as of the date hereof, by and among certain Rollover Securityholders, the Guarantors, the Sponsor and the Parent Parties.

“Knowledge” will be deemed to be, as the case may be, the actual knowledge, following reasonable inquiry, of (a) with respect to the Company, the individuals set forth in Section 1.1 of the Disclosure Schedule, or (b) with respect to any Parent Party, any director or executive officer thereof.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, code, rule, regulation, rules of the relevant stock exchange on which the relevant parties’ securities are listed, Order or ordinance of any Governmental Entity.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the assets, properties, financial condition, business or results of operations of the Company and its Subsidiaries taken as a whole or prevent or materially delay the consummation of the Transactions by the Company; provided, however, that any Effect resulting or arising from any of the following shall not be deemed to constitute a Material Adverse Effect or be taken into account when determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (a) conditions (or changes therein) that are the result of factors generally affecting any industry or industries in which the Company or its Subsidiaries operates, (b) general economic, political and/or regulatory conditions (or changes therein), including any changes effecting financial, credit or capital market conditions, including changes in interest or exchange rates, (c) any change in IFRS or interpretation thereof, (d) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, or other change in any applicable Law of or by any Governmental Entity, (e) any actions taken, or the failure to take any action, as required by the terms of this Agreement or at the written request or with the written consent of any Parent Party, (f) the negotiation, execution or announcement of this Agreement and the Transactions (including the Merger), including any Action arising therefrom and any adverse change in relationship with any customer, employee (including employee departures), supplier, financing source or joint venture partner, including as a result of the identity of HoldCo, Parent, the Sponsor, the Rollover Securityholders, the Guarantors or any of their respective Affiliates, (g) changes in the price or trading volume of the Shares (it being understood that this clause (g) shall not include the facts or occurrences giving rise or contributing to such changes in the price or trading volume of the Shares), (h) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period (it being understood that this clause (h) shall not include the facts or occurrences giving rise or contributing to such failure to meet any projections, estimates or expectations), (i) epidemic or pandemic (including the COVID-19 pandemic), changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, earthquakes, tornados, hurricanes, or other weather conditions or natural calamities or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, and (j) any deterioration in the credit rating of the Company or its Subsidiaries (it being understood that this clause (j) shall not include the facts or occurrences giving rise or contributing to such deterioration); provided that if any Effect described in clauses (a), (b), (c), (d), and (i) has a materially disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to other companies of comparable size to the Group Companies operating in the same industry or industries and geographic markets in which the Group Companies operate, then the incremental impact of such event may be taken into account for the purpose of determining whether a Material Adverse Effect has occurred.

“Order” means any order, judgment, writ, stipulation, settlement, award, injunction, decree, consent decree, decision, ruling, subpoena or verdict entered, issued, made or rendered by any Governmental Entity of competent jurisdiction.

“Ordinary Shares” means the ordinary shares of the Company that are designated as “Ordinary Shares” with a par value of US$0.0001 per share.

“Outside Date” means the date falling twelve (12) months from the date of this Agreement.

“Permits” means all authorizations, licenses, approvals, certificates, franchises, registrations and permits granted by or obtained from any Governmental Entity or pursuant to any Law.

“Permitted Liens” means any (a) Liens that result from any statutory or other Liens for Taxes or assessments that are not yet due and payable or subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, (b) regulations, permits, licenses, covenants, conditions, restrictions, easements, rights of way or other similar matters of record affecting title to real property, zoning, building and other similar restrictions, (c) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s Liens and other similar Liens imposed by Law and incurred in the ordinary course of business that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, (d) with respect to real property, non-monetary Liens or other minor imperfections of title, (e) rights of parties in possession, (f) ordinary course, non-exclusive licenses of Intellectual Property, (g) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (h) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (i) Liens securing Indebtedness that are reflected in the SEC Documents filed or furnished prior to the date hereof or have otherwise been disclosed in the Disclosure Schedule, (j) standard survey and title exceptions, or (k) any other Liens that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, have a material adverse effect on the Company and its Subsidiaries taken as a whole.

“person” or “Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“PRC” means the People’s Republic of China, which for the purposes of this Agreement shall not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Preferred Shares” means the preferred shares of the Company that are designated as “Preferred Shares” with a par value of US$0.0001 per share.

“Private Placement Warrant” has the meaning ascribed to it in the Warrant Agreement.

“Proxy Statements” means the Shareholder Proxy Statement and the Warrantholder Proxy Statement.

“Public Warrant” has the meaning ascribed to it in the Warrant Agreement.

“Real Property Lease” means any agreement under which any Group Company is the landlord, sub-landlord, tenant, subtenant or occupant.

“Representatives” means, when used with respect to a Person, its Affiliates and its and their respective directors, officers, existing or potential debt or equity financing sources, employees, partners, members, consultants, financial advisors, accountants, legal counsel, and other agents, advisors and representatives.

“RMB” means Renminbi, the lawful currency of the PRC.

“Rollover Securityholders” means the Persons specified on Schedule II hereto, subject to the adjustments set forth in Section 7.5(h).

“Rollover Shares” means the Shares held (or deemed held) by each Rollover Securityholder as set forth opposite such Rollover Securityholder’s name on Schedule II hereto, subject to the adjustments set forth in Section 7.5(h).

“Rollover Warrants” means the Warrants held (or deemed held) by each Rollover Securityholder as set forth opposite such Rollover Securityholder’s name on Schedule II hereto, subject to the adjustments set forth in Section 7.5(h).

“Sanctioned Person” means a Person that is (a) subject to or the target of Sanctions (including any Person that is designated on the list of “Specially Designated Nationals and Blocked Persons” administered by the U.S. Treasury Department’s Office of Foreign Assets Control), (b) located in or organized under the laws of a country or territory which is the subject of country- or territory-wide Sanctions (including Cuba, Iran, North Korea, Syria, or the Crimea region of Ukraine), or (c) owned 50% (fifty percent) or more, or controlled, by any of the foregoing.

“Sanctions” means all trade, economic and financial sanctions laws administered, enacted or enforced from time to time by (a) the United States (including the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Department of State), (b) the United Nations, (c) the United Kingdom (including Her Majesty’s Treasury), or (d) the People’s Republic of China.

“Shareholder Approval” means the affirmative vote of the holders of Shares representing at least two-thirds of the voting power of the issued and outstanding Shares entitled to vote at the Shareholders Meeting voting in person or by proxy as a single class, to approve and authorize this Agreement, the Plan of Merger and the Transactions in accordance with the CICL and the Company Governing Documents.

“Shareholders Meeting” means the meeting of the holders of Shares for the purpose of seeking the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including any adjournment thereof.

“Shares” means the Ordinary Shares and Preferred Shares.

“Sponsor” means New Frontier Public Holding Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned or controlled by such Person and/or by any one or more of its Subsidiaries, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a controlling general partner of such partnership.

“Superior Proposal” means any bona fide written Competing Proposal that the Company Board (acting upon the recommendation of the Special Committee) has determined in good faith, after consultation with its independent financial advisors and outside legal counsel, and taking into account all relevant legal, regulatory, financial and other aspects of such Competing Proposal (including financing, regulatory or other consents and approvals, shareholder litigation, the identity of the Person making the proposal, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances), is more favorable to the Company and its shareholders (other than the Rollover Securityholders) than the Transactions (taking into account, as the case may be, any revisions to the terms of this Agreement proposed by HoldCo in response to such Competing Proposal in accordance with Section 6.3(d)); provided, that for purposes of this definition of “Superior Proposal”, the references to “20%” in the definition of Competing Proposal shall be deemed to be references to “50%;” provided, further, that any such Competing Proposal shall not be deemed to be a “Superior Proposal” if (A) such Competing Proposal is conditional upon any due diligence review or investigation of the Company or any of its Subsidiaries (which, for the avoidance of doubt, shall not include the inclusion of a customary “access to information” covenant such as Section 7.2 in any documentation for such transaction), (B) any financing required to consummate the transaction contemplated by such proposal is not then fully committed, (C) the consummation of the transaction contemplated by such Competing Proposal is conditional upon the obtaining and/or funding of financing, or (D) the transaction contemplated by such Competing Proposal is not reasonably capable of being completed on the terms proposed without unreasonable delay.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity that administers Taxes, including income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, escheat, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, or addition thereto, whether disputed or not.

“Transaction Documents” means this Agreement, the Confidentiality Agreement, the Financing Documents, the Limited Guarantees, the Support Agreement, the Interim Investors Agreement and any other agreement or document contemplated hereby or thereby or any document or instrument delivered in connection hereunder or thereunder.

“Warrant Agent” means Continental Stock Transfer & Trust Company, a New York Corporation.

“Warrant Agreement” means the Warrant Agreement, dated as of June 27, 2018, between the Company and the Warrant Agent, as may be amended, supplemented, modified or varied.

“Warrants” means the Public Warrants, the Private Placement Warrants and the Forward Purchase Warrants.

“Warrantholder Consent” means the affirmative vote or written consent of the holders of (i) at least 50% of the number of the outstanding Public Warrants and Forward Purchase Warrants and (ii) at least 50% of the number of the outstanding Private Placement Warrants, with respect to the Warrant Amendment.

Section 1.2      Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Defined Term	Location of Definition
Adverse Effect on Debt Financing	Section 7.5(b)
Adverse Recommendation Change	Section 6.3(c)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.3(c)
Alternative Financing	Section 7.5(b)
Alternative Financing Documents	Section 7.5(b)
Arbitrator	Section 10.8(b)
Base Premium	Section 7.6(c)

Defined Term	Location of Definition
Benefit Plan	Section 4.14(b)
Benefit Plans	Section 4.14(b)
CICL	Recitals
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Recitals
Company Equity Interests	Section 4.2(b)
Company Group	Section 9.3(f)
Company Termination Fee	Section 9.3(a)
Consenting Warrantholder	Section 3.2(b)
Covered Persons	Section 7.6(a)
Debt Commitment Letters	Section 5.5(a)
Debt Financing	Section 5.5(a)
Dissenting Shareholders	Section 3.5(a)
Dissenting Shares	Section 3.5(a)
Effective Time	Section 2.3
Enforceability Exceptions	Section 4.3
Environmental Claim	Section 4.17(a)
Equity Commitment Letters	Section 5.5(a)
Equity Financing	Section 5.5(a)
Exchange Act	Section 4.5
Exchange Fund	Section 3.6(a)
Financial Statements	Section 4.6(b)
Financing	Section 5.5(a)
Financing Documents	Section 5.5(a)
Governmental Entity	Section 4.5
HKIAC	Section 10.8(b)
HoldCo	Preamble
HoldCo Group	Section 9.3(f)
HoldCo Option	Section 3.3(b)
HoldCo RSU Award	Section 3.3(c)
HoldCo Share Plan	Section 3.3(b)
HoldCo Termination Fee	Section 9.3(b)
IFRS	Section 4.6(b)
Indemnification Agreements	Section 7.6(a)
Intervening Event	Section 6.3(e)
Leased Real Property	Section 4.11(a)
Limited Guarantee	Recitals
Material Contract	Section 4.15(a)
Merger	Recitals
Merger Consideration	Section 3.6(a)
Merger Sub	Preamble
Non-U.S. Benefit Plan	Section 4.14(h)
NYSE	Section 4.2(c)
Operating Subsidiary	Section 4.15(a)(xi)
Parent	Preamble
Parent Parties	Preamble

Defined Term	Location of Definition
Parties	Preamble
Party	Preamble
Paying Agent	Section 3.6(a)
Per Share Merger Consideration	Section 3.1(a)
Per Warrant Consent Fee	Section 3.2(b)
Per Warrant Merger Consideration	Section 3.2(a)
Plan of Merger	Section 2.3
Rules	Section 10.8(b)
Sarbanes-Oxley Act	Section 4.6(a)
Schedule 13E-3	Section 6.4(a)
SEC	Section 4.5
SEC Documents	Section 4.6(a)
Securities Act	Section 4.6(a)
Share Certificates	Section 3.6(b)(i)
Shareholder Proxy Statement	Section 4.5
Shareholder Record Date	Section 6.5(a)
Social Insurance	Section 4.14(j)
Special Committee	Recitals
Support Agreement	Recitals
Surviving Entity	Section 2.1
Takeover Statute	Section 4.23
Tax Returns	Section 4.12(a)
Transaction Litigation	Section 7.9
Transactions	Recitals
Uncertificated Shares	Section 3.6(b)(i)
Uncertificated Warrants	Section 3.6(b)(i)
US$	Section 1.3(c)
Warrant Amendment	Section 6.6
Warrant Certificates	Section 3.6(b)(i)
Warrantholder Consent Deadline	Section 6.6(b)
Warrantholder Proxy Statement	Section 4.5
Warrantholder Record Date	Section 6.6(a)

Section 1.3      Interpretation. Unless the express context otherwise requires:

(a)            the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)            terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c)            the term “US$” means United States Dollars;

(d)            references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e)            the captions, table of contents and headings included herein are included for convenience of reference only and shall be disregarded in the construction or interpretation hereof.

(f)            wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(g)            references herein to any gender shall include each other gender;

(h)            if a term used herein is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb);

(i)            references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this clause (i) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(j)            references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(k)            references herein to any Contract (including this Agreement) mean such Contract as amended, supplemented or modified from time to time in accordance with the terms thereof;

(l)            “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form;

(m)            with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(n)            references herein to a number of days shall be to such number of calendar days unless Business Days are specified; whenever any action must be taken hereunder on or by a day that is not a Business Day, such action may be validly taken on or by the next day that is a Business Day;

(o)            references herein to any Law or any license mean such Law or license as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time;

(p)            references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder;

(q)            any item shall be considered “made available” to a Parent Party, to the extent such phrase appears in this Agreement, if such item has been provided in writing (including via electronic mail) to any Parent Party, posted by the Company or its Representatives in the electronic data room established by the Company or, in the case of any documents filed with the SEC, filed by the Company with the SEC prior to the date hereof; and

(r)            The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Article II

THE MERGER

Section 2.1      The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the CICL, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon Merger Sub will cease to exist and will be struck off the Register of Companies in the Cayman Islands, with the Company surviving the Merger (the Company, as the surviving company (as defined in the CICL) in the Merger, sometimes being referred to herein as the “Surviving Entity”), such that following the Merger, the Surviving Entity will be a wholly-owned Subsidiary of Parent.

Section 2.2      Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”, and the date on which the Closing actually takes place, the “Closing Date”) will take place at 10:00 a.m. Hong Kong time by the remote exchange of electronic signatures and documents on a date no later than the tenth (10th) Business Day after the satisfaction or waiver of the last of the conditions set forth in Article VIII to be satisfied or if permissible, waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), or at such other date or place or time as may be agreed to in writing by the Company and HoldCo.

Section 2.3      Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the Company and the Parent Parties shall (a) cause the plan of merger with respect to the Merger (the “Plan of Merger”) substantially in the form set out in Exhibit A attached hereto, to be duly executed and filed with the Registrar of Companies of the Cayman Islands (the “Registrar of Companies”) as provided by Section 233 of the CICL, and (b) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the CICL in connection with the Merger. The Merger shall become effective on the date the Plan of Merger is registered by the Registrar of Companies or on such later date as specified in the Plan of Merger, in accordance with the CICL (such date and time, the “Effective Time”).

Section 2.4      Effects of the Merger. At the Effective Time, the Merger shall have the effects specified in this Agreement, the Plan of Merger and the relevant provisions of the CICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Company and Merger Sub shall immediately vest in the Surviving Entity and the Surviving Entity shall be liable for and subject in the same manner as the Company and Merger Sub to all mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICL and as provided in this Agreement.

Section 2.5      Directors and Officers. The Parties shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Entity upon the Effective Time, and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Entity upon the Effective Time, in each case, unless otherwise determined by HoldCo prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Entity.

Section 2.6      Governing Documents. At the Effective Time, in accordance with the terms of the Plan of Merger and without any further action on the part of the Parties, the Company will adopt the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, as the memorandum and articles of association of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such memorandum and articles of association; provided, that at the Effective Time, (a) all references therein to the name of the Surviving Entity (including Clause 1 of the memorandum of association of the Surviving Entity) shall be amended to “New Frontier Health Corporation”, (b) all references therein to the authorized share capital of the Surviving Entity shall be amended to refer to the correct authorized share capital of the Surviving Entity as approved in the Plan of Merger, and (c) the memorandum and articles of association of the Surviving Entity will contain provisions as required by Section 7.6.

Article III

TREATMENT OF SECURITIES

Section 3.1            Treatment of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Parent Parties, the Company or the holders of any securities of the Company:

(a)            Treatment of Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares) shall be cancelled in exchange for the right to receive US$12.00 in cash per Share without interest (subject to adjustment pursuant to Section 3.4) (the “Per Share Merger Consideration”). From and after the Effective Time, all such Shares shall no longer be issued and outstanding and shall be cancelled and cease to exist, and each holder of Shares (other than the Excluded Shares and Dissenting Shares) that were issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except for the right to receive the Per Share Merger Consideration to be paid in accordance with Section 3.6, and the right to receive any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time.

(b)            Treatment of Excluded Shares. Each Excluded Share issued and outstanding immediately prior to the Effective Time shall be cancelled and shall cease to exist, without payment of any consideration or distribution therefor. The Parties acknowledge that, for U.S. federal income tax purposes, the holders of Rollover Shares shall treat the Rollover Shares as contributed by them to HoldCo in consideration of a corresponding amount of equity securities of HoldCo immediately prior to the Effective Time in a transaction intended to be governed by Section 351 of the Code and the Parties shall not take inconsistent reporting positions for U.S. federal income tax purposes unless required by Law.

(c)            Treatment of Dissenting Shares. Each Dissenting Share issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 3.5, and shall carry no rights other than the right to receive the applicable payments pursuant to the procedure set forth in Section 3.5.

(d)            Treatment of Merger Sub Securities. Each share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share of the Surviving Entity. Such conversion shall be effected by means of the cancellation of such shares of Merger Sub, in exchange for the right to receive one such ordinary share of the Surviving Entity. Such ordinary shares of the Surviving Entity shall constitute the only issued and outstanding share capital of the Surviving Entity upon the Effective Time.

Section 3.2             Treatment of Warrants. At the Effective Time, pursuant to the Warrant Agreement (as amended by the Warrant Amendment):

(a)            Treatment of Warrants. Each Warrant that is issued and outstanding immediately prior to the Effective Time (other than the Excluded Warrants) shall be cancelled in exchange for the right to receive US$2.70 in cash per Warrant without interest (subject to adjustment pursuant to Section 3.4) (the “Per Warrant Merger Consideration”). From and after the Effective Time, all such Warrants shall no longer be outstanding and shall be cancelled and shall cease to exist, and each holder of a Warrant shall cease to have any rights with respect thereto, except the right to receive the Per Warrant Merger Consideration to be paid in accordance with Section 3.6.

(b)            Additional Payment. In addition to the amount of Per Warrant Merger Consideration provided for under Section 3.2(a), in respect of each Warrant (other than any Excluded Warrant) for which the holder thereof has timely provided consent to the Warrant Amendment in accordance with Section 6.6(b) and has not revoked such consent, in each case, prior to the Warrantholder Consent Deadline, the holder of such Warrant (the “Consenting Warranholder”) shall have the right to receive, for each such Warrant, a consent fee of US$0.30 in cash per Warrant without interest (subject to adjustment pursuant to Section 3.4) (the “Per Warrant Consent Fee”), to be paid in accordance with Section 3.6.

(c)            Treatment of Excluded Warrants. Each Excluded Warrant issued and outstanding immediately prior to the Effective Time shall be cancelled and shall cease to exist, without payment of any consideration or distribution therefor.

Section 3.3             Treatment of Equity Awards.

(a)            At the Effective Time, the Company shall terminate the Company Equity Plan and all award agreements entered into under the Company Equity Plan.

(b)            At the Effective Time, each Company Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be cancelled in exchange for the right to receive, as soon as practicable after the Effective Time and in accordance with an equity incentive plan to be established by HoldCo (the “HoldCo Share Plan”), an option to purchase the same number of HoldCo Shares as the total number of Ordinary Shares subject to such Company Option immediately prior to the Effective Time, at a per share exercise price equal to the Exercise Price immediately prior to the Effective Time, subject to and in accordance with the terms of the Company Equity Plan and the relevant Company Option agreement in effect immediately prior to the Effective Time (with continuation of the applicable vesting terms) (such award, a “HoldCo Option”), provided that the number of HoldCo Shares subject to such HoldCo Option and/or the exercise price of such HoldCo Option may be adjusted by HoldCo to reflect changes in the Company’s or HoldCo’s capital structure upon or immediately prior to the Effective Time to provide substantially the same economic terms to the holders of such Company Options; provided further that each Company Option (i) which is an “incentive stock option” (as defined in Section 422 of the Code) shall be adjusted in accordance with the requirements of Section 424 of the Code and (ii) shall be adjusted in a manner that complies with Section 409A of the Code. The Parties acknowledge that, for U.S. federal income tax purposes, holders of Company Options will treat cancellation of such Company Options as a transaction that is not governed by Section 351 of the Code, and the Parties shall not take inconsistent reporting positions for U.S. federal income tax purposes unless required by Law.

(c)            At the Effective Time, each Company RSU Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be cancelled in exchange for the right to receive, as soon as practicable after the Effective Time and in accordance with the HoldCo Share Plan, one restricted stock unit to acquire the same number of HoldCo Shares as the total number of Ordinary Shares subject to such Company RSU Award immediately prior to the Effective Time, subject to and in accordance with the terms of the Company Equity Plan and the relevant Company RSU Award agreement in effect immediately prior to the Effective Time (with continuation of the applicable vesting terms) (such award, a “HoldCo RSU Award”); provided that the number of HoldCo Shares subject to such HoldCo RSU Award may be adjusted by HoldCo to reflect changes in the Company’s or HoldCo’s capital structure upon or immediately prior to the Effective Time to provide substantially the same economic terms to the holders of such Company RSU Awards; provided that each Company RSU Award shall be adjusted in a manner that complies with Section 409A of the Code.

(d)            The Company shall take all corporate actions necessary to effect the treatment of the Company Equity Plan, the Company Options and the Company RSU Awards as contemplated by this Section 3.3.

Section 3.4      Adjustment to Merger Consideration. The Per Share Merger Consideration, the Per Warrant Merger Consideration and the Per Warrant Consent Fee shall be adjusted appropriately to reflect the effect of any share sub-division or split, share consolidation, share dividend (including any dividend or other distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares or Warrants effected after the date hereof and prior to the Effective Time, so as to provide the holders of Shares and the holders of Warrants with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration, the Per Warrant Merger Consideration and the Per Warrant Consent Fee, as applicable. Nothing in this Section 3.4 shall be construed to permit the Company to effect any sub-division or split, consolidation or dividend (including any dividend or other distribution of securities convertible into Shares) in respect of the Shares or the Warrants, or reorganization, recapitalization, reclassification, combination, exchange or other like change with respect to the Shares or the Warrants unless such change is effected in accordance with Section 6.1.

Section 3.5      Dissenter’s Rights.

(a)            Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, all Shares that are issued and outstanding immediately prior to the Effective Time and are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares” and holders of Dissenting Shares collectively being referred to as “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time, shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICL.

(b)            For the avoidance of doubt, all Shares held by Dissenting Shareholders who shall have failed to exercise or who shall have effectively withdrawn or lost their dissenter rights under Section 238 of the CICL shall thereupon (i) not be deemed to be Dissenting Shares, and (ii) be cancelled and cease to exist in exchange for, at the Effective Time, the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 3.6. HoldCo shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders of the Company who have failed to exercise or who shall have effectively withdrawn or lost such dissenter rights under Section 238 of the CICL.

(c)            The Company shall give HoldCo (i) prompt notice of any notices of objection or notices of dissent to the Merger or demands for appraisal, under Section 238 of the CICL received by the Company, attempted withdrawals of such objection, dissents or demands, and any other instruments served pursuant to the CICL and received by the Company relating to the exercise of any rights to dissent from the Merger or appraisal rights, and (ii) the opportunity to direct all negotiations and proceedings with respect to such notice of dissenter right or demand for appraisal under the CICL. The Company shall not, except with the prior written consent of HoldCo, make any offers or agree to any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal, or offer to settle or settle any such demands or approve any withdrawal of any such dissenter rights or demands.

(d)            In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to Section 238(2) of the CICL, the Company shall serve written notice of the authorization and approval of this Agreement, the Plan of Merger and the Transactions on such shareholders pursuant to Section 238(4) of the CICL within 20 days of obtaining the Shareholder Approval at the Shareholders Meeting.

Section 3.6      Payment for Securities; Surrender of Certificates.

(a)            Exchange Fund. Prior to the Closing, HoldCo shall appoint a bank or trust company selected by HoldCo with the Company’ prior consent (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 3.1(a), Section 3.2(a), Section 3.2(b) and Section 3.5 (collectively, the “Merger Consideration”), and HoldCo shall enter into a paying agent agreement with the Paying Agent in form and substance reasonably acceptable to the Company. At or prior to the Effective Time, or in the case of payments pursuant to Section 3.5, when ascertained pursuant to Section 3.5, HoldCo shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares (other than the Excluded Shares and Dissenting Shares) and the holders of Warrants (other than the Excluded Warrants), cash in immediately available funds in an amount that is sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b)            Procedures for Surrender.

(i)            Promptly following the Effective Time (and in any event within five (5) Business Days thereafter), the Surviving Entity shall cause the Paying Agent to mail (and make available for collection by hand) to each Person who was, at the Effective Time, a registered holder of Shares or Warrants entitled to receive the Per Share Merger Consideration pursuant to Section 3.1(a) (excluding, for the avoidance of doubt, the Excluded Shares and Dissenting Shares) or the Per Warrant Merger Consideration pursuant to Section 3.2(a) or the Per Warrant Consent Fee pursuant to Section 3.2(b) (excluding, in each case and for the avoidance of doubt, the Excluded Warrants): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to the Company, and shall specify the manner in which the delivery of the Per Share Merger Consideration to registered holders of Shares (other than the Excluded Shares and the Dissenting Shares), the delivery of the Per Warrant Merger Consideration to registered holders of Warrants (other than the Excluded Warrants) and the delivery of the Per Warrant Consent Fee to registered holders of Warrants (other than the Excluded Warrants) who are Consenting Warrantholders shall be effected, and (ii) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 3.6(e)) and/or such other documents as may be required to receive the Per Share Merger Consideration and the surrender of any issued warrant certificates representing the Warrants (the “Warrant Certificates”) (or affidavits and indemnities of loss in lieu of the Warrant Certificates as provided in Section 3.6(e)) and/or such other documents as may be required to receive the Per Warrant Merger Consideration or the Per Warrant Consent Fee, as applicable. Each registered holder of Shares or Warrants which are represented by a Share Certificate or a Warrant Certificate, as applicable, subject to the surrender of such Share Certificate or Warrant Certificate (or delivery of an affidavit and indemnity of loss in lieu of the Share Certificate or Warrant Certificate as provided in Section 3.6(e)) for cancellation and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, and each registered holder of non-certificated Shares or non-certificated Warrants represented by book entry (“Uncertificated Shares” and “Uncertificated Warrants”, respectively), shall be entitled to receive in exchange therefor, as applicable, the Per Share Merger Consideration payable in respect of such Shares (excluding, for the avoidance of doubt, the Excluded Shares and Dissenting Shares) or the Per Warrant Merger Consideration or the Per Warrant Consent Fee payable in respect of such Warrants (excluding, for the avoidance of doubt, the Excluded Warrants), subject to applicable withholding in accordance with Section 3.7. Any Share Certificates or Warrant Certificates so surrendered shall forthwith be cancelled. No interest shall be paid or shall accrue on the cash payable upon the cancellation of any Shares or Warrants or the surrender or transfer of any Share Certificates or Warrant Certificates pursuant to this Article III.

(ii)            If payment of Merger Consideration is to be made in respect of a Share or a Warrant which is represented by a Share Certificate or a Warrant Certificate, as applicable, to a Person other than the Person in whose name the surrendered Share Certificate or Warrant Certificate is registered, it shall be a condition precedent of payment that (A) the Share Certificate or Warrant Certificate so surrendered shall be accompanied by a proper form of transfer duly executed by the registered holder of such Share or Warrant, as applicable, and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Share Certificate or Warrant Certificate surrendered or shall have established to the reasonable satisfaction of the Surviving Entity that such Tax either has been paid or is not required to be paid. Payment of the applicable Merger Consideration with respect to Uncertificated Shares and Uncertificated Warrants shall only be made to the Person in whose name such Uncertificated Shares or Uncertificated Warrants, as applicable, are registered.

(iii)            Each Share (including each Share represented by a Share Certificate (subject to surrender of such Share Certificate as contemplated by this Section 3.6), and each Uncertificated Share) and each Warrant (including each Warrant represented by a Warrant Certificate (subject to surrender of such Warrant Certificate as contemplated by this Section 3.6), and each Uncertificated Warrant) shall be deemed at any time from and after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article III and, in the case of the Shares, any dividends or other distributions with a record date prior to the Effective Time which may have been declared and authorized by the Company and which remain unpaid at the Effective Time.

(c)            Transfer Books; No Further Ownership Rights in Shares or Warrants. From and after the Effective Time, the register of members of the Company and the Warrant Register (as defined in the Warrant Agreement) shall be closed and thereafter there shall be no further registration of transfers of Shares or the Warrants on the records of the Company or the Warrant Agent, as applicable; provided, that nothing herein shall prevent the Surviving Entity from maintaining a register of members in respect of its ordinary shares after the Effective Time and from registering transfers of such ordinary shares after the Effective Time. From and after the Effective Time, the holders of Shares or Warrants outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares and Warrants except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Share Certificates or Uncertificated Shares, or Warrant Certificates or Uncertificated Warrants, are presented to the Surviving Entity for transfer or any other reason, they shall be cancelled and exchanged as provided in this Agreement.

(d)            Termination of Exchange Fund; No Liability. At any time following six (6) months after the Effective Time, the Surviving Entity shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been claimed, or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures, by holders of Shares or Warrants (whether represented by Share Certificates, Warrant Certificates or book entry), and thereafter such holders shall be entitled to look only to the Surviving Entity and HoldCo as general creditors thereof with respect to the applicable Merger Consideration, including any dividends or other distributions with a record date prior to the Effective Time which may have been declared and authorized by the Company and which remain unpaid at the Effective Time, payable upon surrender of Shares and/or Warrants (subject to surrender of Share Certificates and/or Warrant Certificates, if applicable) and compliance with the procedures in Section 3.6(b). Notwithstanding the foregoing, none of the Surviving Entity, HoldCo or the Paying Agent shall be liable to any holder of a Share or a Warrant (whether represented by a Share Certificate, Warrant Certificate or book entry) for any Merger Consideration or other amounts delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law. If any Share Certificate, Uncertificated Share, Warrant Certificate or Uncertificated Warrant has not been surrendered immediately prior to the date on which the Merger Consideration in respect thereof would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Share Certificate, Uncertificated Share, Warrant Certificate or Uncertificated Warrant shall, to the extent permitted by applicable Law, immediately prior to such time become the property of HoldCo, free and clear of all claims or interest of any Person previously entitled thereto.

(e)            Lost, Stolen or Destroyed Certificates. In the event that any Share Certificates or Warrant Certificates shall have been lost, stolen or destroyed, the Paying Agent shall pay in exchange for such lost, stolen or destroyed Share Certificates or Warrant Certificates, upon the making of an affidavit of that fact by the Person claiming such Share Certificate or Warrant Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Entity, the execution of an indemnity or the posting by such Person of a bond in such reasonable and customary amount as the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate or Warrant Certificate, the applicable Merger Consideration payable in respect thereof pursuant to this Article III, including, in the case of Shares, any dividends or other distributions with a record date prior to the Effective Time which may have been declared and authorized by the Company and which remain unpaid at the Effective Time.

(f)            Untraceable Shareholders and Warrantholders. Remittances for the Merger Consideration shall not be sent to the applicable holders of Shares or Warrants who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Surviving Entity, as applicable, of their current contact details. A holder of Shares or Warrants will be deemed to be untraceable if (i) with respect to a holder of Shares, such Person has no registered address in the register of members maintained by the Company, or with respect to a holder of Warrants, such Person has not been registered in the Warrant Register or by the Depositary (as defined in the Warrant Agreement), (ii) with respect to a holder of Shares, on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such Person by the Company, in respect of such dividend either (x) has been sent to such Person and has been returned undelivered or has not been cashed or (y) has not been sent to such Person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company, or (iii) with respect to a holder of Shares, notice of the Shareholders Meeting has been sent to such Person and has been returned undelivered. Monies due to Dissenting Shareholders and holders of Shares or Warrants who are untraceable should be returned to the Surviving Entity on-demand and held in a non-interest bearing bank account for the benefit of Dissenting Shareholders and holders of Shares or Warrants who are untraceable. Dissenting Shareholders and holders of Shares or Warrants who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Entity.

Section 3.7      Withholding. Each of the Parent Parties, the Surviving Entity and the Paying Agent shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement to any holder of Shares or Warrants such amounts as are required to be deducted and withheld with respect to the making of such payment under any provision of applicable Tax Law. To the extent that amounts are so withheld by the Parent Parties, the Surviving Entity or the Paying Agent, as the case may be, such withheld amounts shall be (i) remitted by the Parent Parties, the Surviving Entity or the Paying Agent, as applicable, to the applicable Governmental Entity and (ii) to the extent so remitted, treated for all purposes of this Agreement as having been paid to the holder of the Shares or the Warrants in respect of which such deduction and withholding was made by any Parent Party, the Surviving Entity or the Paying Agent, as the case may be.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The following representations and warranties by the Company are qualified in their entirety by reference to the disclosures (a) in the SEC Documents filed with or furnished to the SEC and publicly available after December 18, 2019 and prior to the date hereof but excluding statements in any “Risk Factors” and “Forward-Looking Statement” sections to the extent they are cautionary, predictive or forward-looking in nature (in each case other than specific factual information contained therein), and (b) set forth in the Disclosure Schedule, it being acknowledge and agreed that disclosure of any information in any section or subsection of the Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent. Subject to the foregoing, the Company represents and warrants to Parent and Merger Sub that:

Section 4.1      Organization and Qualification; Subsidiaries.

(a)            Each of the Company and its Subsidiaries is an entity duly incorporated or organized, as applicable, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of the jurisdiction of its incorporation or organization. Each of the Company and its Subsidiaries has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted, except to the extent the failure to have such power or authority is not material to the Company and its Subsidiaries, taken as a whole. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect. The Company is in compliance with the terms of the Company Governing Documents in all material respects.

(b)            Section 4.1(b) of the Disclosure Schedule sets forth a true and complete list of the Company’s Subsidiaries, together with their jurisdiction of incorporation or organization. Each of the Company’s Subsidiaries is in compliance with the terms of its constituent organizational or governing documents in all material respects.

Section 4.2      Capitalization.

(a)            The authorized share capital of the Company is US$50,000 divided into (i) 490,000,000 Ordinary Shares, 131,847,694 of which are issued and outstanding as of the date hereof, and (ii) 10,000,000 Preferred Shares, none of which is issued and outstanding as of the date hereof. As of the date hereof, there are outstanding Company Options to acquire 3,608,139 Ordinary Shares and Company RSU Awards representing the right to receive 72,260 Ordinary Shares. In addition, 14,375,000 Public Warrants, 7,750,000 Private Placement Warrants and 4,750,000 Forward Purchase Warrants are issued and outstanding as of the date hereof.

(b)            Except as set forth in Section 4.2(a), there are no (x) options, warrants, calls, pre-emptive rights, subscriptions or other similar rights, agreements, arrangements or commitments of any kind, including any shareholder rights plan, in each case relating to the issued or unissued share capital of the Company, obligating the Company or any of its Subsidiaries to issue or sell or cause to be issued or sold any shares of, or other equity interest in, the Company or any of its Subsidiaries, or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, pre-emptive right, subscription or other similar right, agreement, arrangement or commitment (collectively, “Company Equity Interests”) or (y) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or any shares of, or other Company Equity Interests in, the Company or any of its Subsidiaries.

(c)            The Company has made available to HoldCo, as of the date hereof, true and complete copies of (i) the Company Equity Plan and each employee equity incentive plan of a Subsidiary of the Company that is in effect as of the date hereof, including any amendments thereto and (ii) forms of each award agreement evidencing the Company Options and Company RSU Awards. There are no award agreements evidencing any Company Options or Company RSU Awards with terms that are materially different from those set forth in the forms of award agreement that have been made available to HoldCo. All of the issued and outstanding Shares and Warrants have been duly authorized and are validly issued, fully paid and non-assessable. All of the outstanding Company Options and Company RSU Awards were granted in accordance with all applicable Laws, all of the terms and conditions of the Company Equity Plan and in compliance with the rules and regulations of the New York Stock Exchange (“NYSE”) as applicable to the Company, in each case in all material respects. All Shares to be issued in connection with the outstanding Company Options and Company RSU Awards, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(d)            The Company has made available to HoldCo the following information with respect to each outstanding Company Option and Company RSU Award outstanding as of the date of hereof: (i) the name of the holder thereof, (ii) the number of Shares subject to such award, (iii) the exercise or purchase price of such award, (iv) the date on which such award was granted, (v) the vesting status thereof, and (vi) the date on which such award expires.

(e)            Except as disclosed in Section 4.2(e) of the Disclosure Schedule, there are no voting trusts, proxies or other similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the Shares or any shares of, or other equity interest, of the Company or any of its Subsidiaries. There are no bonds, debentures or notes issued by the Company or any of its Subsidiaries that entitle the holder thereof to vote together with shareholders of the Company (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters related to the Company.

(f)            The Company or one of its Subsidiaries owns, directly or indirectly, all of the issued and outstanding shares, share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries, free and clear of any Liens (other than Permitted Liens or limitations on transfer and other restrictions imposed by federal or state securities Laws or other applicable Laws). The issued and outstanding shares, share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable.

Section 4.3      Authorization; Validity of Agreement; Company Action. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Shareholder Approval, to execute and deliver the Plan of Merger and to consummate the Merger and the other Transactions. The execution, delivery and performance by the Company of this Agreement and the Plan of Merger, and the consummation of the Merger and the other Transactions, have been duly and validly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the Plan of Merger and the consummation by it of the Transactions, subject, in the case of the Plan of Merger and the Merger, to receipt of the Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by the Parent Parties, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally, and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) ((a) and (b) collectively, the “Enforceability Exceptions”).

Section 4.4      Board Approval. The Company Board, acting upon the unanimous recommendation of the Special Committee, at a duly held meeting, has (a) determined that the execution by the Company of this Agreement and the Plan of Merger and consummation of the Transactions, including the Merger and the Warrant Amendment, are fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), (b) approved and declared it advisable for the Company to enter into this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger and the Warrant Amendment, (c) resolved to recommend in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions to the holders of Shares, and to include such recommendation in the Shareholder Proxy Statement and directed that this Agreement, the Plan of Merger and the Transactions be submitted to the holders of Shares for authorization and approval and the Warrant Amendment be submitted to holders of Warrants for approval, and (d) taken all actions as may be required to be taken by the Company to enter into this Agreement and, as of the Closing Date, shall have taken all actions as may be required to be taken by the Company to effect the Transactions. As of the date of this Agreement, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn in any way.

Section 4.5      Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by the Company, or the consummation by the Company of the Merger, the Warrant Amendment or any other Transaction will (a) assuming the Shareholder Approval and the Warrantholder Consent are obtained, conflict with or result in any breach of any provision of the Company Governing Documents or the equivalent organizational or governing documents of any of its Subsidiaries, (b) require any filing by the Company or any of its Subsidiaries with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity (except for (i) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) and state securities, takeover and “blue sky” laws, (ii) the filing of the Plan of Merger and related documentation with the Registrar of Companies and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, (iii) such filings with the Securities and Exchange Commission (the “SEC”) as may be required to be made by the Company in connection with this Agreement and the Merger, including the joining of the Company in the filing of the Schedule 13E-3, which shall incorporate by reference the proxy statement relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, by Shareholder Approval including a notice convening the Shareholders’ Meeting in accordance with the Company’s articles of association (including any amendment or supplement thereto, the “Shareholder Proxy Statement”) and the consent solicitation statement relating to the Warrant Amendment (including any amendment or supplement thereto, the “Warrantholder Proxy Statement”), and the filing or furnishing of one or more amendments to the Schedule 13E-3 (with the Shareholder Proxy Statement as an exhibit thereto) to respond to comments of the SEC, if any, on the Schedule 13E-3, and (iv) such filings as may be required under the rules and regulations of NYSE in connection with this Agreement, the Merger or the Warrant Amendment), (c) assuming the Warrantholder Consent is obtained, require any consent or waiver by any Person under, result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract, (d) result in the creation or imposition of any Lien on any material asset of the Company or any of its Subsidiaries, except for any Permitted Liens, or (e) violate any Law applicable to the Company, any Subsidiary of the Company, or any of their respective material properties, assets or operations; except in each of clauses (b), (c), (d) and (e) where (x) any failure to obtain such permits, authorizations, consents, waivers or approvals, (y) any failure to make such filings, or (z) any such modifications, violations, rights, impositions, breaches or defaults, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect.

Section 4.6      SEC Documents and Financial Statements.

(a)            Since December 18, 2019, the Company has filed with or furnished to (as applicable) the SEC all forms, reports, schedules, statements and other documents required by it to be filed or furnished (as applicable) under the Exchange Act or the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) which are applicable to the Company) (such forms, reports, schedules, statements and documents filed by the Company with the SEC, as have been amended or modified since the time of filing, collectively, the “SEC Documents”). As of their respective filing dates and except to the extent corrected by a subsequent SEC Document, the SEC Documents (i) did not contain, when filed or furnished, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading in any material respect, and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations thereunder, each as in effect on the date of any such filing. As of the date hereof, there are no outstanding or unresolved comments received from the SEC staff with respect to the SEC Documents.

(b)            All of the audited and unaudited financial statements of the Company included (or incorporated by reference) in the SEC Documents (including the related notes and schedules thereto) (collectively, the “Financial Statements”), (i) were prepared in accordance with the International Financial Reporting Standards as promulgated by the International Accounting Standards Board (“IFRS”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and (ii) fairly presented in all material respects, the consolidated financial position and the results of operations and cash flows of the Company and its consolidated Subsidiaries as of the times and for the periods then ended (taking into account the notes thereto, and subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements).

Section 4.7      Internal Controls; Sarbanes-Oxley Act. The Company has established and maintained a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company has established and maintained disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to provide reasonable assurances that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded and reported within the time periods specified in the SEC’s rules. Since December 18, 2019, neither the Company nor, to the Knowledge of the Company, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information. To the Knowledge of the Company, since December 18, 2019, there is and has been, no fraud that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Section 4.8      No Undisclosed Liabilities. Except (a) as reflected or otherwise reserved against on the Financial Statements or referenced in the footnotes thereto, (b) for liabilities and obligations incurred in the ordinary course of business since the most recent balance sheet included in the SEC Documents, and (c) for liabilities and obligations incurred in connection with the Transactions, neither the Company nor any of its Subsidiaries is subject to any liabilities or obligations that would be required by IFRS to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, other than as, individually or in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect.

Section 4.9      Absence of Certain Changes. Except as set forth in Section 4.9 of the Disclosure Schedule or as expressly contemplated by this Agreement, since December 31, 2020, (a) each Group Company has conducted its business in all material respects in the ordinary course of business and in a manner consistent with past practice, (b) there has not been a Material Adverse Effect, and (c) the Company and its Subsidiaries have not taken any action that, if taken after the date of this Agreement without the prior written consent of HoldCo, would constitute a breach of covenants contained in subsection (i), (ii), (iii), (iv), (v), (vi), (vii) or (xiv) of Section 6.1.

Section 4.10      Litigation. Except as set forth in Section 4.10 of the Disclosure Schedule, as of the date of this Agreement, there is no Action pending against (or to the Knowledge of the Company, threatened in writing against) the Company or any of its Subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any outstanding Order which, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect.

Section 4.11      Real Property; Personal Property.

(a)            Neither the Company nor any of its Subsidiaries own any real property. Except as set forth in Section 4.11(a) of the Disclosure Schedule, the Company and/or one or more of the Subsidiaries, as applicable, enjoys good and valid leasehold or subleasehold interest of all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary (collectively, including the improvements thereon, the “Leased Real Property”), in each case free and clear of all Liens other than Permitted Liens.

(b)            All Leased Real Property which is in use, or partly in use, as a medical institution is under currently effective written lease contracts, and, to the Knowledge of the Company, the lessor has legal title to and has the right to lease such assets to the relevant Subsidiary of the Company, subject to the Enforceability Exceptions. Except as would not constitute, individually or in the aggregate, a Material Adverse Effect, each Subsidiary of the Company has the lawful right to use the Leased Real Property for its business and the Leased Real Property is fit to be so used, in each case for its business as conducted on the date of this Agreement.

(c)            The Group Companies’ possession of the Leased Real Property has not been disturbed and, to the Knowledge of the Company, (i) there are no ongoing and unsettled disputes with respect to any Leased Real Property, and (ii) except as would not constitute, individually or in the aggregate, a Material Adverse Effect, there are no applicable Laws in effect that would prevent or limit any Subsidiary from conducting its operations on the Leased Real Property as they are currently conducted.

(d)            To the Knowledge of the Company, except as would not constitute, individually or in the aggregate, a Material Adverse Effect, each Leased Real Property currently in use by any of Group Company has validly passed all relevant completion and acceptance tests necessary for the use of the relevant Leased Real Property by the relevant Group Company, including tests in respect of environmental protection, safety and fire control, and are capable of satisfying their intended operational purposes.

(e)            Except as would not constitute, individually or in the aggregate, a Material Adverse Effect, each of the Group Companies has good title to, or a valid leasehold interest in, or with respect to licensed assets, a valid license to use, the tangible personal assets and properties used or held for use by it in connection with the conduct of its business as conducted on the date of this Agreement, free and clear of all Liens other than Permitted Liens.

Section 4.12      Taxes.

(a)            All material Tax returns, reports, declarations, claim for refunds, information disclosures and similar statements filed or required to be filed by or on behalf of the Group Companies, including any schedules or attachments thereto, and including any amendments thereof (collectively, the “Tax Returns”) in accordance with applicable Law have been timely filed (taking into account any extensions).

(b)            The Tax Returns were prepared in accordance with applicable Law and, as of the times of filing, were true, correct and complete in all material respects.

(c)            The Group Companies have timely paid all material Taxes (whether or not shown on the Tax Returns) that are due and owing, other than Taxes that are being contested in good faith, that have not been finally determined, and that have been adequately reserved against in accordance with IFRS in the Financial Statements.

(d)            There are no pending Tax audits, proceedings or claims in respect of any Group Company or any Tax audits, proceedings or claims threatened in writing delivered to any Group Company or their respective directors or officers, nor are there any other Actions pending with regard to any material Taxes of any Group Company.

(e)            There are no Liens with respect to any material Taxes against the assets of any Group Company other than Permitted Liens.

(f)            None of the any Group Companies has been a “distributing corporation” or a “controlled corporation” in any distribution occurring during the last two (2) years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(g)            No material claim that remains unresolved has been made in writing by any Governmental Entity in a jurisdiction in which a Group Company does not file Tax Returns that such any Group Company is, or may be, subject to taxation by that jurisdiction.

(h)            None of the Group Companies has entered into any “closing agreement” under section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), or any other agreement with a Governmental Entity in respect of material Taxes that remains in effect, including an agreement to waive or extend the statute of limitations with respect to any material Taxes or material Tax Returns, and no request for a ruling, relief, advice, or any other item that relates to material Taxes of any Group Company is currently pending with any Governmental Entity, and no such ruling, relief or advice has been obtained.

(i)            Section 4.12(i) of the Disclosure Schedule identifies every election that has been made by or on behalf of any Group Company under Treasury Regulations Section 301.7701-3(a) to adopt a U.S. federal tax classification other than the default classification, as well as the date of such election and the classification so elected.

(j)            None of the Group Companies participates or has “participated” in any “reportable transaction” as defined under Treasury Regulations Section 1.6011-4 or any tax shelter transaction in any other jurisdiction.

(k)            None of the Group Companies will be required to include any material item of income in (or exclude any material item of deduction from) taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of (i) a change of accounting method made or occurring prior to the Closing, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date other than in the ordinary course of business, (iii) a prepaid amount received, or paid, prior to the Closing, other than in the ordinary course of business, or (iv) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date.

(l)            The Group Companies (i) have never been a member of an affiliated group filing a consolidated, joint, unitary or combined Tax Return (other than such a group with respect to which a Group Company is or was the common parent), (ii) are not parties to and have no obligations under any Tax sharing, Tax indemnification, or Tax allocation agreement or similar contract or arrangement (except under any agreement solely among Group Companies and except for any agreement entered into in the ordinary course of business the primary purpose of which is not Tax), and (iii) do not have any liability for the Taxes of any other Person under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract or otherwise.

(m)            Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 4.12 constitute the only representations and warranties of the Company with respect to Tax matters.

Section 4.13      Compliance with Laws; Permits.

(a)            The Group Companies, any director or officer of the Group Companies, and to the Knowledge of the Company, any agent, employee, representative, consultant or any other person acting for or on behalf of the Group Companies, have complied with all applicable Anti-Corruption Laws in the past five (5) years.

(b)            None of the Group Companies and any of their respective directors and officers or, to the Knowledge of the Company, any of their respective employees, agents or other Persons acting for or on behalf of the Group Companies: (i) in the past five (5) years, in connection with the operations or dealings of the Group Companies has offered, promised, provided, or authorized the provision of any money or anything of value, directly or indirectly, to any Government Official for the purpose of (w) improperly influencing any act or decision of such Government Official in their official capacity, (x) improperly inducing a Government Official to do or omit to do any act in violation of their lawful duty, (y) securing any improper advantage, or (z) inducing a Government Official to influence or affect any act or decision of any Governmental Entity, in each case, in order to assist a Group Company in obtaining or retaining business for or with, or in directing business to, a Group Company; (ii) in the past five (5) years, in connection with the operations or dealings of the Group Companies has otherwise violated any Anti-Corruption Law; (iii) is a Government Official; (iv) is a Sanctioned Person or has in the past five (5) years engaged in, or is now engaged in, any dealings or transactions with or for the benefit of any Sanctioned Person, or has otherwise violated Sanctions in the past five (5) years.

(c)            The Group Companies have maintained complete and accurate books and records in accordance with the Anti-Corruption Laws and IFRS. The Group Companies have in place and has adhered to policies and procedures designed to prevent their directors, officers, employees, contractors, sub-contractors, service providers, agents and intermediaries from undertaking any activity, practice or conduct relating to the business of the Group Companies that would constitute a violation of the Anti-Corruption Laws.

(d)            Except as would not constitute, individually or in the aggregate, a Material Adverse Effect, (i) the Group Companies hold all Permits required for the conduct of their respective businesses as conducted on the date of this Agreement, (ii) such Permits are in full force and effect, (iii) none of the Group Companies is in material violation of any applicable Permit granted to it and (iv) no Action is pending by any Governmental Entity of which any Group Company has received written notice or, to the Knowledge of the Company, threatened in a writing delivered to any Group Company by any Governmental Entity, seeking the revocation, limitation or nonrenewal of any such Permit. Except as would not constitute, individually or in the aggregate, a Material Adverse Effect, none of the Group Companies is in breach of or default under any such Permit or has received any written notice of any such breach or default.

Section 4.14      Employee Benefits.

(a)            As of the date of this Agreement, no employees of any Group Company have been covered by a collective bargaining agreement, and, to the Knowledge of the Company, there have been no labor unions or other organizations representing or purporting to represent any employee of any Group Company. Except as set forth in Section 4.14(a) of the Disclosure Schedule, there are no material organizing activities involving any Group Company pending with any labor organization or group of employees of any Group Company. There is no material strike, lockout, slowdown, work stoppage or to the Knowledge of the Company, threat thereof against any Group Company pending.

(b)            Set forth in Section 4.14(b) of the Disclosure Schedule is a complete and correct list as of the date of this Agreement of each material Benefit Plan. A “Benefit Plan” is an “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of the 1974, as amended (“ERISA), whether or not subject to ERISA), a stock purchase, severance, retention, employment, consulting, change-in-control, deferred compensation, supplemental retirement, profit sharing, dependent care, fringe benefit, paid time off, disability, termination, retirement, pension, or a bonus, incentive, vacation or other employee benefit plan, agreement, program, policy or arrangement, in each case which is maintained or sponsored by the Group Companies or with respect to which the Group Companies is obligated to make any contributions or pursuant to which the Group Companies has any liability, direct or indirect or otherwise, on behalf of current or former employees, directors or consultants of the Group Companies. For the avoidance of doubt, “Benefit Plans” shall not include (i) any such agreement with respect to any former employee of the Group Companies if, as of the date of this Agreement any Group Company has no further obligations under such agreement, and (ii) any statutory non-U.S. plan or arrangement with respect to which the Group Companies are obligated to make contributions or comply with under applicable Law.

(c)            With respect to each material Benefit Plan, the Company has delivered or made available to HoldCo (i) a complete and correct copy of such plan or, if unwritten, a summary of such plan (provided that for any employment agreements that are standard form agreements, the form, rather than each individual agreement, has been delivered or made available to HoldCo) and all amendments thereto, (ii) the current summary plan description (including any amendments thereto), if applicable, (iii) the most recent actuarial valuation report, if applicable, and (iv) any material, non-routine notices to or from any Governmental Entity relating to any compliance issues.

(d)            There are no Actions (other than routine claims for benefits in the ordinary course) pending or, to the Knowledge of the Company, threatened, with respect to any Benefit Plan, other than any such Actions that would not constitute, individually or in the aggregate, a Material Adverse Effect.

(e)            Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby (either alone or in conjunction with any other event) will: (i) materially increase any compensation or benefits otherwise payable under any Benefit Plan; (ii) result in any acceleration of the time of payment or vesting of any compensation or benefits under any Benefit Plan; (iii) result in any payment (whether severance pay or otherwise) or benefit becoming due to, or with respect to, any current or former employee, officer, director or consultant of the Group Companies; (iv) cause, directly or indirectly, any Group Company to transfer or set aside assets to fund any benefits under any Benefit Plan on or following the Closing; or (v) result in any payments or benefits that would constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code) to any current or former employee, director, officer or contractor of any Group Company.

(f)            Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Group Companies taken as a whole, there has been no written communication to any Person that would guarantee any retiree medical, health or life insurance or other retiree welfare benefits, except to the extent required by applicable Law.

(g)            Except as would not, individually or in the aggregate, constitute a Material Adverse Effect, none of the Group Companies has violated any Law regarding the terms and conditions of employment of employees, former employees or prospective employees or other labor related matters, including Law relating to discrimination, working hours, employee benefits, fair labor standards and occupational health and safety, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees.

(h)            All Benefit Plans that are maintained primarily for the benefit of employees or other service providers outside of the United States (“Non-U.S. Benefit Plans”), including any Non-U.S. Benefit Plan that is required by applicable Law to be sponsored, maintained, or to be contributed to by any Group Company, comply with their terms and applicable local Law, and all such Non-U.S. Benefit Plans that are intended to be funded and/or book-reserved are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions and applicable Law, in each case, except as would not, individually or in the aggregate, constitute a Material Adverse Effect. Each Non-U.S. Benefit Plan which, under the Laws of the applicable foreign country, is required to be registered or approved by any Governmental Entity, has been so registered or approved and each Non-U.S. Benefit Plan intended to qualify for special tax treatment meets all the requirements for such treatment, in each case, except as would not, individually or in the aggregate, constitute a Material Adverse Effect. There is no material litigation pending or, to the Knowledge of the Company, threatened relating to any Non-U.S. Benefit Plan.

(i)            Except as would not individually or in the aggregate constitute a Material Adverse Effect, (i) to the Knowledge of the Company, each of the Group Companies incorporated in the PRC has entered into written labor Contracts with all of its employees and service Contracts with all of its part-time workers and workers who have met retirement age, and (ii) all Contracts relating to the employment of the employees and the service Contracts of relevant workers of each Group Company are in accordance with all applicable Laws and on an arm’s length basis.

(j)            Except as would not individually or in the aggregate constitute a Material Adverse Effect, each of the Group Companies incorporated in the PRC is in compliance in all material respects with any applicable Laws relating to its provision of any form of social insurance (including medical care insurance, occupational injury insurance, unemployment insurance, maternity insurance and pension benefits) and housing fund contributions (collectively, “Social Insurance”), and has made full contribution and payment of the Social Insurance for all of its respective employees in full compliance with all applicable Laws.

(k)            Except as would not individually or in the aggregate constitute a Material Adverse Effect, to the Knowledge of the Company, each current and former employee of any Group Company, and each current and former agent, consultant and contractor of any Group Company, is, and has during the three (3) years prior to the date of this Agreement (during the period he or she performed services on behalf of such Group Company) been, validly qualified, properly registered and has held all material licenses and material Permits required by applicable Law to conduct the activities he or she carried out on behalf of the relevant Group Company.

Section 4.15      Material Contracts.

(a)            As used in this Agreement, the term “Material Contracts” means, collectively, (x) the Contracts referred to in clauses (i) through (xiv) in this Section 4.15(a) and (y) each other Contract (including all amendments thereto) that (A) has been filed by the Company with the SEC as an exhibit to the Company’s most recently filed annual report on Form 20-F as a “material contract” pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act and (B) remains in effect as of the date of this Agreement:

(i)            any Contract (x) relating to indebtedness for borrowed money (other than intercompany indebtedness) or a standby letter of credit or similar facility, or a capitalized lease (determined in accordance with IFRS), in each case in excess of US$1,000,000, or (y) pursuant to which any Group Company is a guarantor of any indebtedness for borrowed money in excess of US$1,000,000;

(ii)            any Contract (x) granting to any Person a right of first refusal, right of first offer or similar preferential right to purchase any Group Company’s capital stock or assets or (y) except in the ordinary course of business consistent with past practice, (A) obligating any Group Company to sell to any Person any capital stock or assets with a value of greater than US$1,000,000 or (B) pursuant to which any Group Company sold to any Person any capital stock or assets with a value of greater than US$1,000,000 and continues to have any earn-out or other ongoing obligations that are material to the Company and its Subsidiaries, taken as a whole;

(iii)            any Contract materially limiting, restricting or prohibiting any Group Company from operating hospitals or clinics, or conducting other business activities, anywhere in the PRC or elsewhere in the world;

(iv)            any Contract (other than a Contract solely between a Group Company, on the one hand, and one or more Group Companies, on the other hand) with respect to any partnership entity or other joint venture entity in which any Group Company has an ownership interest and which is material to the business of the Company and its Subsidiaries, taken as a whole;

(v)            any Contract pursuant to which any Group Company (x) has an option, right or obligation to purchase any other business or material portion of a business on an ongoing basis (including by purchasing the assets or capital stock of another Person) in each case with a value of greater than US$1,000,000 or (y) purchased any such business or material portion of a business with a value of greater than US$1,000,000 and continues to have any ongoing obligations that are material to the Company and its Subsidiaries, taken as a whole;

(vi)            any Contract that obligates any Group Company to make a loan or capital contribution to, or investment in, any Person, in each case with an amount in excess of US$500,000, other than loans to any Group Company and advances to employees in the ordinary course of business consistent with past practice;

(vii)            any Real Property Lease for which annual base rental payments exceed US$500,000;

(viii)            any Contract with the top ten (10) suppliers supplying medicines to the Group Companies based on the fiscal year 2020’s annual payment;

(ix)            any Contract with the top ten (10) suppliers with respect to (x) the purchase, sale and/or lease of material equipment and (y) the purchase of medical consumables based on fiscal year 2020’s annual payment;

(x)            any Contract pursuant to which any Group Company (x) receives a license or other right to Intellectual Property from any other Person, pursuant to which any Group Company is required to pay to any Person an aggregate amount in excess of US$200,000 per annum, except for Contracts that may be terminated by any party thereto upon notice of ninety (90) calendar days or less or (y) grants an exclusive license to Company IP Rights to any other Person;

(xi)            any Contract which (x) provides the Company with effective control over any Subsidiary in respect of which the Company does not, directly or indirectly, own a majority of the equity interests (each, an “Operating Subsidiary”), (y) provides any Group Company the right or option to purchase the equity interests in any Operating Subsidiary or (z) transfers economic benefits from any Operating Subsidiary to any other Group Company;

(xii)            any Contract with respect to the business cooperation or similar arrangement between any Group Company and any public medical institution in China that is material to the Company and its Subsidiaries, taken as a whole;

(xiii)            any Contract with respect to management services provided by any Group Company to any medical institution in China that is material to the Company and its Subsidiaries, taken as a whole; and

(xiv)            any Contract with the top ten (10) suppliers of healthcare insurances based on the annual aggregate settlement amounts of the Group Companies in fiscal year 2020.

Except as disclosed in Section 4.15(a) of the Disclosure Schedule, as of the date of this Agreement, no Group Company is a party to or bound by any Material Contracts.

(b)            With respect to each Material Contract to which any Group Company is a party or is otherwise bound by, (i) none of the Group Companies has breached, or is in default under, nor has any of them received written notice of breach or default under such Material Contract, (ii) to the Knowledge of the Company, no other party to such Material Contract has breached or is in default of any of its obligations thereunder, and (iii) such Material Contract is in full force and effect and is the valid and binding obligation of the Group Company which is a party thereto and, to the Knowledge of the Company, each other party thereto, subject to the Enforceability Exceptions, except in each case of clauses (i), (ii) and (iii) for such breaches, defaults or failures to be in full force and effect or the valid and binding obligation of any party or parties thereto that would not constitute, individually or in the aggregate, a Material Adverse Effect. The Company has furnished or made available to HoldCo true and complete copies of all Material Contracts (including any amendments thereto) in effect as of the date of this Agreement.

Section 4.16      Intellectual Property. Each of the Group Companies owns all right, title and interest in and to, or to the Knowledge of the Company otherwise possesses adequate licenses or other rights to use, all Intellectual Property necessary to conduct its business as conducted on the date of this Agreement, except where the failure to own or possess such rights would not constitute, individually or in the aggregate, a Material Adverse Effect. Except as would not constitute, individually or in the aggregate, a Material Adverse Effect, no Action is pending or, to the Knowledge of the Company, threatened in a writing delivered to any Group Company, claiming that (i) any Group Company has infringed, misappropriated or otherwise violated any Intellectual Property rights of any Person or (ii) any Person has infringed, misappropriated or otherwise violated any Company IP Rights.

Section 4.17      Environmental Matters.

(a)            There are no Actions arising under any Environmental Law (each, an “Environmental Claim”) that (i) are pending before any Governmental Entity or, to the Knowledge of the Company, threatened in a writing delivered to any Group Company, against any Group Company and (ii) seek to impose, or are reasonably expected to result in the imposition of, any liability or obligation on the Group Companies, except as would not constitute, individually or in the aggregate, a Material Adverse Effect.

(b)            Except as would not constitute, individually or in the aggregate, a Material Adverse Effect, (i) each of the Group Companies is, and has been since December 18, 2019, in compliance with all Environmental Laws, (ii) each of the Group Companies holds all material Permits under Environmental Laws as required for the conduct of its business as conducted on this date of this Agreement, (iii) each of the Group Companies is in compliance with such material Permits, (iv) such material Permits are in full force and effect, and (v) no Action is pending by any Governmental Entity of which any Group Company has received written notice or, to the Knowledge of the Company, is threatened by any Governmental Entity, seeking the revocation, limitation or nonrenewal of any such material Permit.

Section 4.18      Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Group Companies maintain insurance coverage against such risks and in such amounts as the Company believes to be customary for companies of similar size, in its geographic regions and in the respective businesses in which it operates. Except as would not constitute, individually or in the aggregate, a Material Adverse Effect, (a) the Group Companies, and to the Knowledge of the Company any other party to such insurance policies acquired by or on behalf of any Group Company, are in compliance with the terms and provisions of the insurance policies and all premiums due and payable with respect thereto have been paid, (b) none of the Group Companies, and to the Knowledge of the Company, no other Person, has received a notice of cancellation or termination of any such insurance policy, other than such notices which are received in the ordinary course of business, and (c) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any Group Company thereunder.

Section 4.19      Affiliate Transactions. There are no agreements, arrangements or understandings between the Group Companies, on the one hand, and any officer, director, shareholder who, to the Knowledge of the Company, owns ten percent (10%) or more of any class or series of the Company’s share capital, or Affiliate of the Company (other than its Subsidiaries), on the other hand, that have not been disclosed in the SEC Documents and are of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 4.20      Information in the Proxy Statements. None of the information supplied or to be supplied in writing by the Company for inclusion or incorporation by reference in (a) the Schedule 13E-3 will, at the time such document is filed with the SEC and at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (b) the Shareholder Proxy Statement will, at the date it is first mailed to the shareholders of the Company, at the time of the Shareholders Meeting, and at the time the Schedule 13E-3 is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions, to the extent relating to the Company or any of its Subsidiaries or other information supplied by or on behalf of the Company or any of its Subsidiaries for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder. The Warrantholder Proxy Statement will not, at the date it is first mailed to the holders of the Warrants, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The representations and warranties contained in this Section 4.20 will not apply to statements or omissions included or incorporated by reference in the Schedule 13E-3 or the Proxy Statements to the extent based upon information supplied to the Company by or on behalf of the Parent Parties.

Section 4.21      Opinion of Financial Advisors. The Special Committee has received the written opinion of the Company Financial Advisor, dated the date of this Agreement, to the effect that, as of the date of this Agreement and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Per Share Merger Consideration to be received by holders of Shares (other than holders of Excluded Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders. A copy of such written opinion will be delivered to HoldCo promptly after the date of this Agreement for information purposes only. It is agreed and understood that such opinion may not be relied on by the Parent Parties or any of their respective Affiliates. The Company Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement.

Section 4.22      Brokers; Expenses. No broker, investment banker, financial advisor or other Person (other than the Company Financial Advisor), is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement, the Merger, the Warrant Amendment or the other Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.23      Anti-Takeover Provisions. The Company is not party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Laws enacted under any Laws applicable to the Company other than the CICL (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the Transactions.

Article V

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

The Parent Parties jointly and severally represent and warrant to the Company that:

Section 5.1      Organization and Qualification; Subsidiaries. Each of the Parent Parties (i) is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands, and (ii) has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted. Each of the Parent Parties is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to, individually or in the aggregate, delay or prevent the consummation of the Transactions on or prior to the Outside Date. HoldCo has delivered to or made available to the Company, prior to the execution of this Agreement, true and complete copies of the memorandum and articles of association of each of the Parent Parties, each as amended to date, and each as so delivered is in full force and effect.

Section 5.2      Capitalization.

(a)            As of the date hereof, the authorized share capital of HoldCo consists solely of 500,000,000 ordinary shares, par value US$ 0.0001 per share, 10,000 of which are issued and outstanding, which share is duly authorized, validly issued, fully paid and non-assessable. HoldCo was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

(b)            The authorized share capital of Parent consists solely of 50,000 ordinary shares, par value US$1.00 per share, one (1) of which are issued and outstanding, which share is duly authorized, validly issued, fully paid and non-assessable. All of the issued and outstanding share capital of Parent is, and immediately prior to the Effective Time will be, directly owned by HoldCo, free and clear of any Lien other than any restrictions imposed by applicable Laws. Parent was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

(c)            The authorized share capital of Merger Sub consists solely of 50,000 ordinary shares, par value US$1.00 per share, of which one (1) ordinary share is issued and outstanding, which share is duly authorized, validly issued, fully paid and non-assessable. All of the issued and outstanding share capital of Merger Sub is, and immediately prior to the Effective Time will be, directly owned by Parent, free and clear of any Lien other than any restrictions imposed by applicable Laws. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

(d)            Except for obligations or liabilities incurred in connection with its formation or relating to the Transactions (including pursuant to the Financing Documents), none of the Parent Parties has incurred and will, prior to the Effective Time, incur, directly or indirectly, any obligations or liabilities.

Section 5.3      Authorization; Validity of Agreement; Parent Party Action. Each of the Parent Parties has all necessary power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Merger and the other Transactions. The execution, delivery and performance by the Parent Parties of this Agreement, and the consummation by each of them of the Merger and the other Transactions, have been duly and validly authorized by all necessary corporate actions, and no other corporate action on the part of any Parent Party is necessary to authorize the execution and delivery by the Parent Parties of this Agreement, and the consummation by it of the Transactions, subject, in the case of the Merger, to the filing of the Plan of Merger with the Registrar of Companies. This Agreement has been duly executed and delivered by the Parent Parties and, assuming due and valid authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of the Parent Parties enforceable against each of the Parent Parties in accordance with its terms, except that the enforcement hereof may be limited by the Enforceability Exceptions.

Section 5.4      Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by any Parent Party, the consummation by any Parent Party of the Merger or any of the other Transactions or compliance by any Parent Party with any of the provisions of this Agreement will (a) violate, conflict with or result in any breach of any provision of the memorandum and articles of association or other equivalent organizational or governing documents of any Parent Party, (b) require any filing by any Parent Party with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity (except for (i) compliance with any applicable requirements of the Exchange Act, (ii) the filing of the Plan of Merger and related documentation with the Registrar of Companies and the publication of notification of the Merger in the Cayman Islands Government Gazette, (iii) such filings with the SEC as may be required to be made by any Parent Party in connection with this Agreement and the Merger, including the Schedule 13E-3, or (vi) such filings as may be required under the rules and regulations of NYSE in connection with this Agreement or the Merger), (c) result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which any Parent Party is a party, or (d) violate any Law applicable to the Parent Parties or any of their respective properties, assets or operations; except in each of clauses (b), (c) or (d) where (A) any failure to obtain such permits, authorizations, consents or approvals, (B) any failure to make such filings, or (C) any such modifications, violations, rights, impositions, breaches or defaults has not had and would not reasonably be expected to, individually or in the aggregate, delay or prevent the consummation of the Transactions on or prior to the Outside Date.

Section 5.5      Available Funds and Financing.

(a)            Each of the Parent Parties affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement that any Parent Party obtain financing for, or related to, any of the transactions contemplated by this Agreement. Parent has delivered, on or prior to the date of this Agreement, to the Company true and complete copies of (i) certain executed commitment letters (including any and all related agreed form facility agreements, exhibits, schedules, annexes and supplements thereto, and including any related fee letters as described below) from the financial institutions named therein (as the same may be amended or modified pursuant to as permitted in accordance with Section 7.5) (collectively, the “Debt Commitment Letters”) (which, in the case of the related fee letters, may be redacted with respect to any fee amounts, “market flex”, pricing terms and other commercially sensitive terms which, in each case, would not reasonably be expected to affect the conditionality, enforceability, availability, termination or the aggregate principal amount of the Debt Financing), confirming their respective commitments, subject to the terms and conditions thereof, to provide or cause to be provided the respective cash amounts set forth therein for the purpose of financing the Merger Consideration and any other amounts required to consummate the Transactions (subject to the adjustments set forth in Section 7.5(h), the “Debt Financing”), (ii) executed equity commitment letters from Unicorn Holding Partners LP, Aspex Master Fund, Yunqi China Special Investment A, WSCP VIII EMP Onshore Investments, L.P., WSCP VIII EMP Offshore Investments, L.P., West Street Capital Partners VIII, L.P., West Street Capital Partners VIII - Parallel, L.P., WSCP VIII Offshore Investments, SLP, Goldman Sachs Asia Strategic II Pte. Ltd., West Street Private Markets 2021, L.P., Warburg Pincus (Callisto) Global Growth (Cayman), L.P., Warburg Pincus (Europa) Global Growth (Cayman), L.P., Warburg Pincus Global Growth-B (Cayman), L.P., Warburg Pincus Global Growth-E (Cayman), L.P., Warburg Pincus Global Growth Partners (Cayman), L.P., WP Global Growth Partners (Cayman), L.P., Warburg Pincus China-Southeast Asia II (Cayman), L.P., Warburg Pincus China-Southeast Asia II-E (Cayman), L.P., WP China-Southeast Asia II Partners (Cayman), L.P., Warburg Pincus China-Southeast Asia II Partners, L.P., Proprium Real Estate Special Situations Fund, LP, Yi Fang Da Sirius Inv. Limited, Gaorong Partners Fund V, L.P., Gaorong Partners Fund V-A, L.P., Pleiad Asia Master Fund, Pleiad Asia Equity Master Fund and Newquest Asia Fund IV (Singapore) Pte. Ltd. (subject to the adjustments set forth in Section 7.5(h), the “Equity Financing Sources”) (the “Equity Commitment Letters” and, together with the Debt Commitment Letters and any definitive agreements executed pursuant to such Equity Commitment Letters and Debt Commitment Letters, the “Financing Documents”) pursuant to which the Equity Financing Sources have, subject to the terms and conditions thereof, committed to provide or cause to be provided the respective cash amounts set forth therein for the purpose of financing the Merger Consideration and any other amounts required to consummate the Transactions (subject to the adjustments set forth in Section 7.5(h), the “Equity Financing” and, together with the Debt Financing or, if applicable, the Alternative Financing, the “Financing”), and (iii) the Support Agreement. The Equity Commitment Letters provide, and will continue to provide, that the Company is a third-party beneficiary and entitled to enforce such Equity Commitment Letters in accordance with the terms and conditions set forth therein.

(b)            As of the date hereof, (i) each of the Financing Documents and the Support Agreement in the form so delivered, is in full force and effect and constitutes a legal, valid and binding obligation of HoldCo, Parent and/or Merger Sub, the Equity Financing Sources and, to the Knowledge of HoldCo, the other parties thereto, subject to the Enforceability Exceptions, and (ii) none of the Financing Documents and the Support Agreement has been amended or modified and no such amendment or modification is contemplated except for any such amendment or modification as permitted in accordance with Section 7.5, and the respective commitments contained in the Financing Documents and the Support Agreement have not been withdrawn, terminated or rescinded in any material respect (other than as permitted in accordance with Section 7.5) and no such withdrawal, termination or rescission is contemplated.

(c)            Assuming (A) the Financing is funded in accordance with the Financing Documents and the transactions contemplated by the Support Agreement are consummated in accordance with the terms therein (after giving effect to any “market flex” provisions), and (B) the satisfaction of the conditions to the obligation of the Parent Parties to consummate the Merger as set forth in Section 8.1 and Section 8.2 or the waiver of such conditions, the Parent Parties will have available to them, as of the Effective Time, all funds necessary for the Parent Parties and the Surviving Entity to pay (x) the Merger Consideration, and (y) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith.

(d)            The Financing Documents contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to the Parent Parties on the terms and conditions contained therein. There are no side letters or other contracts or arrangements (oral or written) related to the Financing that would affect the conditions, enforceability, termination or the amount of the Financing (except for (x) those as expressly set forth in the Financing Documents and (y) customary engagement letters and non-disclosure agreements that do not impact the conditionality or amount of the Financing).

(e)            The Parent Parties have fully paid, or caused to be paid, any and all fees, if any, that are payable on or prior to the date hereof under the Debt Commitment Letters and will pay when due all other fees arising under the Debt Commitment Letters as and when they become due and payable thereunder.

(f)            As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of any Parent Party or the Equity Financing Sources, or, to the Knowledge of HoldCo, any other parties thereto, under the Financing Documents; or, to the Knowledge of HoldCo, would otherwise excuse or permit the financing sources under any Financing Documents to refuse to fund their respective obligations under the Financing Documents. As of the date of this Agreement, the Parent Parties do not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available in full to the Parent Parties at the Effective Time.

Section 5.6      Limited Guarantee. Each Limited Guarantee has been duly and validly executed and delivered by the relevant Guarantor and is in full force and effect, and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of such Guarantor, enforceable against such Guarantor in accordance with the terms thereof subject to the Enforceability Exceptions, and no event has occurred that, with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under such Limited Guarantee.

Section 5.7      Ownership of Equity Securities. As of the date hereof, other than the Shares and Warrants set out under the heading “Existing Securities” in Schedule A of the Support Agreement, none of the Parent Parties, the Rollover Securityholders and the other Buyer Group Parties and to the Knowledge of HoldCo, the respective Affiliates of the foregoing persons, beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or Warrants or any other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company or any option, warrants or other rights to acquire or vote any Shares or securities of the Company, or to acquire any other economic interest (through derivative securities or otherwise) in the Company.

Section 5.8      Buyer Group Contracts. HoldCo has delivered to the Company true, correct and complete copies of the Buyer Group Contracts. Other than the Buyer Group Contracts and any other Contract that has been publicly disclosed in the SEC Documents prior to the date hereof, there is no Contract, whether written or oral, (a) between the Parent Parties, any other Buyer Group Parties or any of their respective Affiliates, on the one hand, and any director, officer, employee or shareholder of the Company and its Subsidiaries, on the other hand, that relates in any way to the disposition or voting of any Shares in connection with the Transactions, (b) pursuant to which any shareholder or warrantholder of the Company would be entitled to receive consideration of a different amount or nature other than the applicable Merger Consideration in connection with the Transactions, or (c) pursuant to which any shareholder or warrantholder of the Company has agreed to vote to approve this Agreement or the Merger or the Warrant Amendment or has agreed to vote against any Competing Proposal, Superior Proposal or Alternative Warrant Proposal.

Section 5.9      Litigation. As of the date hereof, there is no Action pending against (or to the Knowledge of HoldCo, threatened in writing against or naming as a party thereto), any Parent Party that would reasonably be expected to, individually or in the aggregate, prevent or materially impair or delay the consummation of the Merger. Neither HoldCo nor any of its Subsidiaries is, as of the date hereof, subject to any outstanding Order which has had or would reasonably be expected to, individually or in the aggregate, delay or prevent the consummation of the Transactions on or prior to the Outside Date.

Section 5.10      Non-Reliance on Company Estimates. The Company has made available to the Parent Parties or their respective Affiliates and Representatives, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of the Parent Parties hereby acknowledges and agrees that (a) these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other, (b) there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, (c) the Parent Parties are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and (d) none of the Parent Parties is relying on any estimates, projections, forecasts, plans or budgets (or the accuracy or completeness thereof) furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and none of the Parent Parties shall, and shall cause their respective Affiliates and Representatives not to, hold any such Person liable with respect thereto.

Section 5.11      Independent Investigation. Each of the Parent Parties has conducted its own independent review and analysis of the business, operations, assets, Intellectual Property, technology, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis were performed by the Parent Parties, their respective Affiliates and Representatives. Each of the Parent Parties acknowledges that it, its Affiliates and Representatives have been provided sufficient access to personnel, properties, premises and records of the Company and its Subsidiaries for such purposes. In entering into this Agreement, each of the Parent Parties acknowledges and agrees that it has relied solely on the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives, except for the representations and warranties of the Company set forth in Article IV.

Section 5.12      Solvency. None of the Parent Parties is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the Transactions, including the Financing and the payment of the Merger Consideration and all other amounts required to be paid in connection with the consummation of the Transactions, assuming satisfaction of the conditions to the obligations of the Parent Parties to consummate the Transactions as set forth herein, or the waiver of such conditions, the Surviving Entity will be solvent (as such term is used under the Laws of the Cayman Islands) at and immediately after the Effective Time.

Section 5.13      Schedule 13E-3; Proxy Statements. None of the information supplied or to be supplied in writing by any Parent Party for inclusion or incorporation by reference in (a) the Schedule 13E-3 will, at the time such document is filed with the SEC and at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, (b) the Shareholder Proxy Statement will, at the date it is first mailed to the shareholders of the Company, at the time of the Shareholders Meeting, and at the time the Schedule 13E-3 is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (c) the Warrantholder Proxy Statement will, at the date it is first mailed to the warrantholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The representations and warranties contained in this Section 5.13 will not apply to statements or omissions included or incorporated by reference in the Schedule 13E-3 or the Proxy Statements to the extent based upon information supplied by or on behalf of the Company.

Section 5.14      Brokers; Expenses. No broker, investment banker, financial advisor or other Person, is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement, the Merger or the Warrant Amendment based upon arrangements made by or on behalf of the Parent Parties or any of their Subsidiaries.

Article VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1      Conduct of Business. Except (a) as contemplated or permitted by this Agreement, (b) as required by applicable Law, (c) as set forth in Section 6.1 of the Disclosure Schedule, or (d) as consented to in writing by HoldCo (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the earlier of (A) the Effective Time and (B) the termination of this Agreement pursuant to Section 9.1, the Company (x) shall and shall cause its Subsidiaries to, conduct its business in the ordinary course of business in all material respects and use commercially reasonable efforts to preserve its business organization substantially intact and maintain its existing material relations and goodwill with key customers, suppliers, creditors and those Persons with whom the Company or any of its Subsidiaries has business relationships that are material to the Company and its Subsidiaries, taken as a whole, (y) shall and shall cause its Subsidiaries to, use commercially reasonable efforts to keep available the services of their current officers and key employees, and (z) shall not, and shall cause its Subsidiaries not to:

(i)            amend its memorandum and articles of association or equivalent organizational documents (other than immaterial amendments to the organization documents of Group Companies organized in the PRC in the ordinary course of business, including without limitation, change of registered address), the Warrant Agreement or any Warrant;

(ii)            (A) split, combine, subdivide or reclassify any shares of capital stock, any Warrant or any other equity securities or ownership interests of the Company or any of its Subsidiaries; (B) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of the Company or any of its Subsidiaries or other equity securities or ownership interests in the Company or any of its Subsidiaries, except for the declaration and payment of dividends or other distributions (x) pursuant to the previously announced dividend policy or dividend declared prior to the date hereof or (y) to the Company or to a wholly-owned Subsidiary of the Company; and (C) except as required by the Company Equity Plan and in accordance with its terms as in effect on the date hereof, redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any Company Equity Interests, except (x) from holders of Company RSU Awards or Company Options in full or partial payment of any purchase price and any applicable Taxes payable by such holder upon the lapse of restrictions on, or exercise, settlement or vesting of, the Company RSU Awards or Company Options, or (y) for redemption, purchase or acquisition between or among the Company and its wholly-owned Subsidiaries;

(iii)            issue, sell, pledge, dispose of, encumber or grant any Shares or any capital stock of the Company’s Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any Shares or any capital stock or other equity interests of the Company’s Subsidiaries, except for (A) issuances to the Company or a wholly-owned Subsidiary of the Company, (B) the transfer or other disposition of securities solely between or among the Company and its wholly-owned Subsidiaries, (C) issuances, sales, pledge, disposition, encumbrance or grant pursuant to existing Contracts (including the Existing Facility Agreement) in effect as of the date hereof, or (D) issuances, sales, pledge, disposition, encumbrance or grant as a result of the exercise of the Warrants or the Company Options or settlement of Company RSU Awards in each case in accordance with their respective terms as in effect on the date hereof;

(iv)            acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets, or otherwise), directly or indirectly, any assets, property, securities, interests or businesses at a total cost in excess of US$10,000,000 in the aggregate, in each case other than (A) in the ordinary course of business, (B) pursuant to existing Contracts (including the Existing Facility Agreement) in effect as of the date hereof, or (C) as set forth in the annual budget made available to HoldCo;

(v)            sell, pledge, lease, assign, license or otherwise transfer, dispose of or encumber or create or incur any Lien (other than a Permitted Lien) on any property or assets of the Company or any of its Subsidiaries, except (A) increased obligations under existing Liens resulting from Indebtedness incurred in accordance with Section 6.1(iv), (B) with respect to property or assets with a value of less than US$10,000,000 in the aggregate, (C) pursuant to existing Contracts (including the Existing Facility Agreement) in effect as of the date hereof, (D) between or among the Company and its wholly-owned Subsidiaries, (E) in the ordinary course of business, or (F) with respect to Intellectual Property, such actions that are taken for the purpose of abandoning, permitting to lapse or expire, or otherwise disposing of obsolete or immaterial assets.

(vi)            make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, in each case, in excess of US$5,000,000 in a single transaction or series of related transactions, other than in the ordinary course of business or by the Company or a wholly-owned Subsidiary thereof to the Company or a wholly-owned Subsidiary thereof;

(vii)            (x) incur, create, assume, refinance or replace any Indebtedness for borrowed money or issue or amend or modify the terms of any debt securities, individually for an amount in excess of US$1,000,000 and in the aggregate in an amount in excess of US$10,000,000, or (y) assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly-owned Subsidiary of the Company), individually for an amount in excess of US$1,000,000 and in the aggregate in an amount in excess of US$10,000,000, in each case of (x) and (y), except (A) in the ordinary course of business, (B) Indebtedness incurred under the Company’s or its Subsidiaries’ existing credit facilities as in effect on the date hereof (including Indebtedness incurred under the Existing Facility Agreement), (C) intercompany loans between the Company and any of its Subsidiaries or between any Subsidiaries of the Company, or (D) the refinancing of any existing Indebtedness of the Company or any of its Subsidiaries to the extent that (x) the material terms and conditions of any newly incurred Indebtedness are reasonable market terms, and (y) the aggregate principal amount of such Indebtedness is not increased as a result of such refinancing;

(viii)            (x) enter into any Contract that would have been a Material Contract if it had been in effect as of the date of this Agreement, or (y) renew, materially modify or amend, terminate, or waive, release, compromise or assign any material rights or claims under, any Material Contract which calls for annual aggregate payments of US$5,000,000 or more and which cannot be terminated without material surviving obligations or material penalty upon notice of ninety (90) days or less, in each case of (x) and (y) not in the ordinary course of business, other than (A) any termination or renewal in accordance with the terms of any existing Material Contract that occur automatically without any action by the Company or any of its Subsidiaries, (B) as may be reasonably necessary to comply with the terms of this Agreement, or (C) actions permitted under Section 6.1(v);

(ix)            without prejudice to clause (xiii) below, settle or compromise any Action, in each case made or pending against the Company or any of its Subsidiaries, other than settlements (A) requiring the Company or its Subsidiaries to pay monetary damages not exceeding US$1,500,000, (B) covered by existing insurance, and (C) not involving the admission of any wrongdoing by the Company or any of its Subsidiaries;

(x)            (A) establish, adopt, enter into, materially amend or terminate any Benefit Plan or collective bargaining agreement, or any plan, program, policy, or arrangement that would be a Benefit Plan if in effect on the date of this Agreement, (B) materially increase the compensation or severance payable or to become payable to any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice for employees with annual base compensation less than US$500,000, (C) pay any bonus or severance pay to any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries other than in the ordinary course of business or in accordance with the terms of a Benefit Plan as in effect on the date hereof, (D) grant any stock option, stock appreciation rights, restricted shares, restricted stock units or equity based compensatory awards, (E) accelerate the payment, right to payment or vesting of any compensation or benefits, including any Company Options or Company RSU Awards, (F) take any action to materially fund or in any other way secure the payment of compensation or benefits under any Benefit Plan or any plan, program, policy, practice or arrangement that would be a Benefit Plan if in effect on the date of this Agreement, (G) hire any person whose annual base compensation is expected to exceed US$500,000, or (H) terminate the employment of any person whose annual base compensation exceeds US$500,000, other than a termination by the Company or any of its Subsidiaries for cause; except, in the case of each of clauses (A) through (G), as required by applicable Law or required by any Benefit Plan;

(xi)            make any material change to its methods of accounting in effect at December 31, 2019, except as required by a change in IFRS (or any interpretation thereof) or in applicable Law;

(xii)            enter into any new line of business that is outside of the Company’s existing business as of the date hereof and is material to the Company and its Subsidiaries taken as a whole;

(xiii)            make, change or revoke any material Tax election, amend any material Tax Return, enter into any material closing agreement with respect to Taxes, surrender any right to claim a refund of material Taxes, settle or finally resolve any audit, proceeding or controversy with respect to material Taxes, change any method of Tax accounting, request any ruling with respect to material Taxes, consent to any extension or waiver of the limitation period applicable to any material Taxes;

(xiv)            adopt a plan of merger, complete or partial liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization of the Company or any of its Subsidiaries;

(xv)            make or incur any capital expenditures (or any obligations or liabilities in respect thereof) or other investments in excess of US$15,000,000, except for (A) ordinary course capital expenditures necessary to maintain assets in good repair consistent with the past practice, or (B) as set forth in the annual budget made available to HoldCo;

(xvi)            transfer or license from any Person any rights to any Intellectual Property, or transfer or license to any Person any rights to any material Company IP Rights, in each case not in the ordinary course of business;

(xvii)            abandon, fail to maintain or allow to lapse, including by failure to pay the required fees in any jurisdiction, or disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any material Company IP Rights;

(xviii)            fail to keep in force insurance policies that provide insurance coverage with respect to the assets, operations and activities of the Company or any of its Subsidiaries as are currently in effect and are material to the Company and its Subsidiaries taken as a whole; or

(xix)            agree, resolve or authorize or commit to do any of the foregoing.

Nothing contained in this Agreement is intended to give any Parent Party, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its respective Subsidiaries’ operations.

Section 6.2      Conduct of Business by the Parent Parties Pending the Closing. Each of the Parent Parties agrees that, from the date hereof until the earlier of (i) the Effective Time and (ii) the termination of this Agreement pursuant to Section 9.1, it shall not (a) take any action or fail to take any action (including any action with respect to a third party) that is intended to or would reasonably be likely to result in any of the conditions to effect the Transactions becoming incapable of being satisfied, or (b) take any action or fail to take any action (including any action with respect to a third party), the taking or failure to take, as applicable, would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of any Parent Party to consummate the Merger or the other Transactions.

Section 6.3      Non-Solicit; Change in Recommendation.

(a)            Except as expressly permitted by this Section 6.3, the Company shall and shall cause each of its Subsidiaries and their respective Representatives acting in such capacity to (i) immediately cease and cause to be terminated any and all existing solicitations, discussions or negotiations, if any, with any third party, its Representatives and its financing sources conducted prior to the date hereof with respect to any Competing Proposal or Alternative Warrant Proposal, and shall request any such third party, its Representatives and its financing sources in possession of non-public information heretofore furnished to such Person by or on behalf of the Company and its Subsidiaries to return to the Company or destroy such non-public information, (ii) from the date hereof until the earlier of (x) the Effective Time and (y) the termination of this Agreement pursuant to Section 9.1, not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Competing Proposal or Alternative Warrant Proposal unless the Company releases or waives the corresponding provision in the Confidentiality Agreement, and (iii) from the date hereof until the earlier of (x) the Effective Time and (y) the termination of this Agreement pursuant to Section 9.1, not, directly or indirectly, (A) solicit, initiate, knowingly encourage or knowingly facilitate a Competing Proposal or Alternative Warrant Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person nonpublic information in connection with or for the purpose of encouraging or facilitating, a Competing Proposal or Alternative Warrant Proposal, (C) approve, endorse or recommend any Competing Proposal or Alternative Warrant Proposal or authorize or execute or enter into any letter of intent, option agreement, agreement in principle or other Contract (other than an Acceptable Confidentiality Agreement) contemplating or otherwise relating to a Competing Proposal or Alternative Warrant Proposal, or (D) propose or agree to do any of the foregoing.

(b)            Notwithstanding anything to the contrary contained in Section 6.3(a), if, at any time on or after the date hereof and prior to the date on which the Shareholder Approval has been obtained, the Company or any of its Representatives receives an unsolicited, bona fide written Competing Proposal from any Person or group of Persons, which Competing Proposal did not arise or result from a breach of Section 6.3(a) (other than immaterial non-compliance that does not adversely affect any Parent Party), (i) the Company and its Representatives may contact such Person or group of Persons solely to request clarification of the terms and conditions thereof and to notify such Person or group of Persons of the restrictions of this Section 6.3, and (ii) if the Company Board (acting upon recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with an independent financial advisor and outside legal counsel, that such Competing Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal, then the Company and its Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Competing Proposal; provided that the Company shall provide to HoldCo any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to HoldCo or its Representatives, prior to or substantially concurrently with the provision of such information to such third party, and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Competing Proposal.

(c)            Except as expressly permitted by this Section 6.3(c), Section 6.3(d) or Section 6.3(e), neither the Company Board (acting upon recommendation of the Special Committee) nor the Special Committee shall (i) fail to recommend to the Company’s shareholders that the Shareholder Approval be given, or fail to include the Company Board Recommendation in the Proxy Statements, (ii) change, qualify, withhold, withdraw or modify, in each case, in a manner adverse to HoldCo, the Company Board Recommendation, (iii) fail to recommend against any Competing Proposal that is a tender offer or exchange offer (including by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by the Company’s shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer, provided that a customary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act or a statement that the Company Board has received and is currently evaluating such Competing Proposal shall not be prohibited or deemed to be an Adverse Recommendation Change) within ten (10) Business Days following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such Competing Proposal, or (iv) adopt, approve or recommend, publicly propose to approve or recommend, a Competing Proposal, or publicly propose to enter into or cause or authorize the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement or other similar Contract with respect to a Competing Proposal (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.3(b)) (each, an “Alternative Acquisition Agreement”) (any of the foregoing actions being referred to under (i) to (iv), an “Adverse Recommendation Change”).

(d)            Notwithstanding anything to the contrary herein, prior to the date on which the Shareholder Approval has been obtained, if the Company has received a Competing Proposal that was not obtained in breach of Section 6.3(a) (other than immaterial non-compliance that does not adversely affect any Parent Party) and the Company Board (acting upon recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with an independent financial advisor and outside legal counsel, (x) that failure to make an Adverse Recommendation Change with respect to such Competing Proposal would be inconsistent with the directors’ fiduciary duties under applicable Law, and (y) that such Competing Proposal constitutes a Superior Proposal, after giving effect to all of the adjustments which may be offered by HoldCo pursuant to the following provisos, then the Company Board (acting upon recommendation of the Special Committee) or the Special Committee may effect an Adverse Recommendation Change and/or authorize the Company to terminate this Agreement and/or enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; provided, that, prior to making such Adverse Recommendation Change, (1) the Company shall have given HoldCo at least five (5) Business Days’ prior written notice of its intention to take such action, which notice shall describe the material terms and conditions of the Superior Proposal that is the basis for such action (it being understood that such material terms shall include the identity of the third party making the Superior Proposal), (2) if requested by HoldCo, the Company shall have negotiated, and shall have caused its Representatives to negotiate, in good faith with HoldCo during such notice period to enable HoldCo to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, and (3) following the end of such notice period, the Company Board (acting upon recommendation of the Special Committee) or the Special Committee shall have considered in good faith any proposed revisions to this Agreement proposed in writing by HoldCo, and shall have determined in good faith, following consultation with an independent financial advisor and outside legal counsel, that the Superior Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect, and that failure to make an Adverse Recommendation Change with respect to the Superior Proposal would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, further, that in the event of any material change to the material terms of such Superior Proposal, such materially changed Superior Proposal shall be deemed a new Superior Proposal and the Company shall, in each case, be required to again comply with the requirements set forth in the preceding proviso, except that the notice period referred to in subclause (1) thereof shall be at least three (3) Business Days.

(e)            Notwithstanding anything to the contrary herein, prior to the date on which the Shareholder Approval has been obtained, the Company Board (acting upon recommendation of the Special Committee) or the Special Committee may make an Adverse Recommendation Change (other than in response to a Superior Proposal, which shall be governed by Section 6.3(c)) if and only if (i) a material development or change in circumstances that materially improves or would be reasonably likely to materially improve the financial condition, business or results of operation of the Company and its Subsidiaries, taken as a whole has occurred or arisen or first become known to the Special Committee after the date of this Agreement that was neither known to such party nor reasonably foreseeable as of the date of this Agreement (an “Intervening Event”; provided that in no event shall the receipt, existence of or terms of a Competing Proposal or a Superior Proposal or an Alternative Warrant Proposal constitute an Intervening Event), (ii) the Company Board (acting upon recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with an independent financial advisor and outside legal counsel, that failure to make such Adverse Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable Law, and (iii) (A) the Company shall have given HoldCo at least five (5) Business Days’ prior written notice of its intention to make such Adverse Recommendation Change, which notice shall specify in reasonable detail the reasons therefor and describe with reasonable details the Intervening Event, (B) if requested by HoldCo, the Company shall have negotiated, and shall have caused its Representatives to negotiate, in good faith with HoldCo during such notice period, to enable HoldCo to propose revisions to the terms of this Agreement, and (C) following the end of such notice period, the Company Board (acting upon recommendation of the Special Committee) or the Special Committee shall have considered in good faith any proposed revisions to this Agreement proposed in writing by HoldCo, and shall have determined in good faith, after consultation with an independent financial advisor and outside legal counsel and taking into account any revisions to this Agreement proposed by HoldCo, that failure to make such Adverse Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable Law.

(f)            Nothing in this Agreement shall prohibit the Company, the Company Board or the Special Committee from: (i) taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders of the Company in connection with the making or amendment of a tender offer or exchange offer), (ii) making any “stop, look and listen” communication to the Company’s shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the shareholders of the Company), or (iii) making any legally required disclosure, including disclosure of factual information regarding the business, financial condition or results of operations of the Company and its Subsidiaries.

(g)            The Company shall notify HoldCo promptly (but in no event later than forty-eight (48) hours) after its receipt of any Competing Proposal or Alternative Warrant Proposal, or any material change to any terms of a Competing Proposal or Alternative Warrant Proposal previously disclosed to HoldCo. Such notice shall be in writing, and shall specify in reasonable detail the identity of the Person making the Competing Proposal or Alternative Warrant Proposal and all material terms and conditions of such Competing Proposal or Alternative Warrant Proposal, inquiry, proposal, offer or request. The Company shall also promptly, and in any event within forty-eight (48) hours, notify HoldCo in writing if it enters into discussions or negotiations concerning any Competing Proposal or Alternative Warrant Proposal in accordance with this Section 6.3. In addition, following the date hereof, the Company shall keep HoldCo reasonably informed on a reasonably current basis of any material developments, discussions or negotiations regarding any Competing Proposal or Alternative Warrant Proposal. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits it from providing any information to HoldCo in accordance with this Section 6.3.

(h)            The Company shall not submit to the vote of its shareholders or warrantholders any Competing Proposal or any Alternative Warrant Proposal other than the Merger and the Warrant Amendment, respectively, prior to the termination of this Agreement.

Section 6.4      Proxy Statements and Schedule 13E-3.

(a)            As soon as practicable following the date hereof, and no later than twenty (25) Business Days following the date of this Agreement, the Company shall prepare and cause to be filed with the SEC, with the cooperation and assistance of the Parent Parties, the Proxy Statements. Concurrently with the preparation of the Proxy Statements, the Company and the Parent Parties shall (and HoldCo shall procure each other Buyer Group Party to) jointly prepare and cause to be filed with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company (such Schedule 13E-3, as amended or supplemented, being referred to herein as the “Schedule 13E-3”). Each of the Company and the Parent Parties shall (and HoldCo shall procure each other Buyer Group Party to) use its reasonable best efforts to ensure that the Proxy Statements and the Schedule 13E-3 comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Subject to Section 6.3, the Company shall include the Company Board Recommendation in the Proxy Statements. Each of the Company and the Parent Parties shall (and HoldCo shall procure each other Buyer Group Party to) use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statements and the Schedule 13E-3. Each of the Parent Parties shall (and HoldCo shall procure each other Buyer Group Party to) provide reasonable and timely assistance and cooperation to the Company in the preparation, filing and distribution of the Proxy Statements, the Schedule 13E-3 and the resolution of comments from the SEC. Upon its receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statements and the Schedule 13E-3, the Company shall promptly notify the Parent Parties and shall provide HoldCo with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statements or the Schedule 13E-3. Prior to filing the Schedule 13E-3 or mailing the Proxy Statements (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide the Parent Parties with a reasonable period of time to review and comment on such document or response and (ii) shall consider in good faith all additions, deletions or changes reasonably proposed by HoldCo in good faith.

(b)            Each of the Company and the Parent Parties shall (and HoldCo shall procure each other Buyer Group Party to) furnish all information concerning itself and its respective Affiliates that is required to be included in the Proxy Statements or that is customarily included in proxy statements prepared in connection with transactions of the type contemplated by this Agreement, and each of the Company and the Parent Parties shall (and HoldCo shall procure each other Buyer Group Party to) promptly furnish all information concerning such Party to the others as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statements, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions. Each of the Parent Parties and the Company agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by the Parent Parties or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statements, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Shares and at the time of the Shareholders Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Parent Parties and the Company further agrees that all documents that such Party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and that all information supplied by such Party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to the Parent Parties or the Company, or their respective Affiliates, officers or directors, should be discovered that should be set forth in an amendment or a supplement to the Proxy Statements or the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party discovering such event or circumstance shall promptly inform the other Parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the shareholders of the Company to the extent required by Law; provided that prior to such filing, the Company and HoldCo, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other Parties and their Representatives a reasonable opportunity to comment thereon.

Section 6.5      Shareholders Meeting.

(a)            As soon as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and the Shareholder Proxy Statement, but in any event no later than fifteen (15) days after such confirmation, the Company shall (i) establish a record date for determining shareholders of the Company entitled to vote at the Shareholders Meeting (the “Shareholder Record Date”) and shall not change such Shareholder Record Date or establish a different record date for the Shareholders Meeting without the prior written consent of HoldCo, unless required to do so by applicable Laws; and in the event that the date of the Shareholders Meeting as originally called is for any reason adjourned or otherwise delayed, the Company agrees that unless HoldCo shall have otherwise approved in writing or as required by applicable Laws or stock exchange requirement, the Company shall, if possible, implement such adjournment or other delay in such a way that the Company does not need to establish a new Shareholder Record Date for the Shareholders Meeting, as so adjourned or delayed, and (ii) mail or cause to be mailed the Shareholder Proxy Statement to the holders of Shares (and concurrently furnish the Shareholder Proxy Statement under Form 6-K to the SEC) as of the Shareholder Record Date, for the purpose of voting upon the authorization and approval of this Agreement, the Plan of Merger and the Transactions. Subject to Section 6.5(b), without the prior written consent of HoldCo, the authorization and approval of this Agreement, the Plan of Merger and the Transactions are the only matters (other than procedural matters) that shall be proposed to be voted upon by the shareholders of the Company at the Shareholders Meeting.

(b)            As soon as practicable but in any event no later than forty (40) days after the date of mailing the Shareholder Proxy Statement, the Company shall hold the Shareholders Meeting in accordance with the Company Governing Documents and all applicable Laws. Subject to Section 6.3, (i) the Company Board shall recommend to holders of Shares that they authorize and approve this Agreement, the Plan of Merger and the Transactions, and shall include such recommendation in the Shareholder Proxy Statement and (ii) the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions and to take all other action necessary or advisable to secure the Shareholder Approval. Notwithstanding anything to the contrary in this Agreement but subject to Section 6.5(c), unless this Agreement is validly terminated in accordance with Article IX, (x) the Company’s obligations pursuant to this Section 6.5 shall not be limited or otherwise affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Competing Proposal or Alternative Warrant Proposal, and (y) the Company’s obligations pursuant to this Section 6.5 (other than the second sentence of this Section 6.5(b)) shall not be limited or otherwise affected by any Adverse Recommendation Change.

(c)            Notwithstanding Section 6.5(b), after consultation in good faith with HoldCo, the Company may recommend the adjournment of the Shareholders Meeting to its shareholders (i) to the extent necessary to ensure that any required supplement or amendment to the Shareholder Proxy Statement is provided to the holders of Shares within a reasonable amount of time in advance of the Shareholders Meeting, (ii) as otherwise required by applicable Law or (iii) if as of the time for which the Shareholders Meeting is scheduled as set forth in the Shareholder Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders Meeting or to vote in favor of the authorization and approval of this Agreement, the Plan of Merger, and the Transactions in order for the Shareholder Approval to be obtained. If the Shareholders Meeting is adjourned, the Company shall convene and hold the Shareholders Meeting as soon as reasonably practicable thereafter, subject to the immediately preceding sentence; provided that the Company shall not recommend to its shareholders the adjournment of the Shareholders Meeting to a date that is less than five (5) Business Days prior to the Outside Date.

(d)            Notwithstanding Section 6.5(b), HoldCo may request that the Company adjourn the Shareholders Meeting for up to sixty (60) days (but in any event no later than fifteen (15) days prior to the Outside Date), (i) if as of the time for which the Shareholders Meeting is originally scheduled (as set forth in the Shareholder Proxy Statement) there are insufficient Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Shareholders Meeting or (B) voting in favor of the authorization and approval of this Agreement, the Plan of Merger, and the Transactions to obtain the Shareholder Approval, or (ii) in order to allow reasonable additional time for (A) the filing and mailing of, at the reasonable request of HoldCo, any supplemental or amended disclosure and (B) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders Meeting, in which event the Company shall, in each case, cause the Shareholders Meeting to be adjourned in accordance with HoldCo’s request.

(e)            At the Shareholders Meeting, and any other meeting of the shareholders of the Company called to seek the Shareholder Approval or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to this Agreement, the Plan of Merger or the Transactions is sought, HoldCo shall (i) vote, or cause to be voted, all Shares held directly or indirectly by any Parent Party or with respect to which any Parent Party otherwise has, directly or indirectly, voting power at such Shareholders Meeting in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions and (ii) if necessary to ensure that the Shareholder Approval will be obtained, enforce the agreement of the Rollover Securityholders set forth in the Support Agreement to vote in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions.

Section 6.6      Warrantholder Consent and Warrant Amendment.

(a)            As soon as practicable after the SEC confirms that it has no further comments on the Warrantholder Proxy Statement, but in any event no later than fifteen (15) days after such confirmation, the Company shall (i) establish a record date for determining warrantholders of the Company entitled to submit a consent (the “Warrantholder Record Date”) and shall not change such Warrantholder Record Date or establish a different record date for submitting a consent without the prior written consent of HoldCo, unless required to do so by applicable Laws; and (ii) mail or cause to be mailed the Warrantholder Proxy Statement to the holders of Warrants (and concurrently furnish the Warrantholder Proxy Statement under Form 6-K to the SEC) as of the Warrantholder Record Date, for the purpose of soliciting the Warrantholder Consent.

(b)            The Company shall, in the Warrantholder Proxy Statement, establish a deadline for the warrantholders to submit consents in response thereto (as may be extended in accordance with the terms herein, the “Warrantholder Consent Deadline”), which deadline shall be as soon as reasonably practicable but in any event no later than forty (40) days after the date of mailing the Warrantholder Proxy Statement. The Company shall use its reasonable best efforts to solicit from its warrantholders consent in favor of Warrant Amendment and to take all other action necessary or advisable to secure the Warrantholder Consent. Notwithstanding anything to the contrary in this Agreement but subject to Section 6.6(c), unless this Agreement is validly terminated in accordance with Article IX, (x) the Company’s obligations pursuant to this Section 6.6 shall not be limited or otherwise affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Competing Proposal or Alternative Warrant Proposal, and (y) the Company’s obligations pursuant to this Section 6.6 shall not be limited or otherwise affected by any Adverse Recommendation Change.

(c)            Notwithstanding Section 6.6(b), after consultation in good faith with HoldCo, the Company may extend the Warrantholder Consent Deadline to a date mutually agreed with HoldCo (in any event no later than five (5) Business Days prior to the Outside Date) (i) to the extent necessary to ensure that any required supplement or amendment to the Warrantholder Proxy Statement is provided to the holders of Warrants within a reasonable amount of time in advance of the Warrantholder Consent Deadline, (ii) as otherwise required by applicable Law or (iii) if as of the Warrantholder Consent Deadline as set forth in the Warrantholder Proxy Statement, there are insufficient consents received to constitute the Warrantholder Consent and to approve the Warrant Amendment.

(d)            Notwithstanding Section 6.6(b), HoldCo may request that the Company extend the Warrantholder Consent Deadline for up to sixty (60) days (but in any event no later than fifteen (15) days prior to the Outside Date), (i) if as of the Warrantholder Consent Deadline as set forth in the Warrantholder Proxy Statement there are insufficient consents received to constitute the Warrantholder Consent and to approve the Warrant Amendment, or (ii) in order to allow reasonable additional time for (A) the filing and mailing of, at the reasonable request of HoldCo, any supplemental or amended disclosure and (B) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s warrantholders prior to the Warrantholder Consent Deadline, in which event the Company shall, in each case, cause the Warrantholder Consent Deadline to be extended in accordance with HoldCo’s request.

(e)            HoldCo shall (i) give consent, or cause consent to be given, with respect to all Warrants held directly or indirectly by any Parent Party or with respect to which any Parent Party otherwise has, directly or indirectly, voting power in favor of the approval of the Warrant Amendment, and (ii) if necessary to ensure that the Warrantholder Consent will be obtained, enforce the agreement of the Rollover Securityholders set forth in the Support Agreement to vote in favor of the approval of the Warrant Amendment.

(f)            Promptly upon obtaining the Warrantholder Consent, the Company shall cause the Warrant Agreement to be duly amended solely to the extent necessary to give effect to the provisions of Section 3.2 and to provide for the automatic termination (without liabilities to any party thereto) of the Warrant Agreement on the date falling six (6) months after the Effective Time, provided that the effectiveness of such amendment shall be conditioned upon the Closing (the “Warrant Amendment”). Except as contemplated by this Agreement, the Company shall not pay, or agree or undertake to pay, any consent fee, amendment fee, incentive fee or similar fees to the Warrant Agent, any holder of the Warrants or any other Person in connection with the Warrantholder Consent or the Warrant Amendment, in each case, without the prior written consent of HoldCo.

Article VII

ADDITIONAL AGREEMENTS

Section 7.1      No Other Representations or Warranties.

(a)            Except for the representations and warranties set forth in Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to the Parent Parties in connection with the Transactions. The Company hereby disclaims any other express or implied representations or warranties. The Company is not, directly or indirectly, making any representations or warranties regarding any pro-forma financial information, financial projections or other forward-looking information or statements of the Company or any of its Subsidiaries.

(b)            Except for the representations and warranties set forth in Article V, none of the Parent Parties or any other Person makes any express or implied representation or warranty with respect to the Parent Parties or with respect to any other information provided to the Company in connection with the Transactions. The Parent Parties hereby disclaim any other express or implied representations or warranties. None of the Parent Parties is, directly or indirectly, making any representations or warranties regarding any pro-forma financial information or financial projections, to the extent applicable, or other forward-looking information or statements of HoldCo or any of its Subsidiaries.

Section 7.2      Access; Confidentiality; Notice of Certain Events.

(a)            From the date of this Agreement until the earlier of (i) the Effective Time and (ii) the termination of this Agreement pursuant to Section 9.1, the Company shall, and shall use its reasonable best efforts to cause each of its Subsidiaries to, upon reasonable prior written notice from HoldCo, give (i) HoldCo and its Representatives reasonable access during normal business hours to all of the Group Companies’ books, records, senior officers, key employees, offices, facilities and properties, (ii) furnish to HoldCo and its Representatives such existing financial and operating data and other information concerning the Group Companies (including the work papers of the Company’s independent accountants upon receipt of any required consents from such accountants and subject to the execution of customary access letters) as such Persons may reasonably request; and (iii) instruct its employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with HoldCo in its investigation of the Group Companies; provided that all such access shall be coordinated through the Company or its Representatives. The terms of the Confidentiality Agreement shall apply to any information provided pursuant to this Section 7.2. Notwithstanding anything to the contrary set forth herein, neither the Company nor any of its Subsidiaries shall be required to provide access to, or to disclose information, to the extent such access or disclosure would (A) jeopardize the attorney-client or similar privilege of any Group Company, (B) contravene any applicable Law or requirements of any Governmental Entity or any binding agreement entered into prior to the date of this Agreement (including with respect to any competitively sensitive information, if any), (C) violates any of its obligations with respect to confidentiality, or (D) unreasonably interfere with the normal business or operations of the Group Companies.

(b)            The Company shall give prompt written notice to HoldCo, and HoldCo shall give prompt written notice to the Company, (i) of any written notice or other written communication received by such Party from any Governmental Entity in connection with this Agreement, the Merger or the other Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be material to the Company and its Subsidiaries, the Surviving Entity or HoldCo, or (ii) of any Action commenced or, to such Party’s Knowledge, threatened against, such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other Transaction or (iii) upon becoming aware of the occurrence or impending occurrence of any Effect to it or any of its Subsidiaries or Affiliates, which (A) individually or in the aggregate, would or would reasonably be expected to, prevent, materially delay or materially impede the ability of HoldCo or Merger Sub to consummate the Merger or the other Transactions in accordance with the terms of this Agreement or (B) individually or in the aggregate, would or would be expected to have, a Material Adverse Effect, as the case may be. No failure or delay in delivering any such notice shall affect any of the conditions set forth in Article VIII.

Section 7.3      Efforts; Consents and Approvals.

(a)            Subject to the terms and conditions of this Agreement, each of the Parties shall use its reasonable best efforts to (and, in the case of HoldCo, cause the other Buyer Group Parties to) (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions as promptly as practicable, (ii) obtain, or cause their Affiliates to obtain, from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by HoldCo or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, and (iii) as promptly as reasonably practicable after the date hereof, make, or cause their Affiliates to make, all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement, the Transactions under other applicable Law; provided that the Parties will cooperate with each other in determining whether any action by or in respect of, or filing with, any Governmental Entity is required, in connection with the consummation of the Transactions and seeking any such actions, consents, approvals or waivers or making any such filings; provided further that nothing herein shall require the Company or any of its Subsidiaries to take any action that is not contingent upon the Closing. The Company and HoldCo shall furnish, and cause their respective Affiliates to furnish, to each other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably required for any application or other filing under the rules and regulations of any applicable Law in connection with the Transactions.

(b)            The Parties will give (or will cause their respective Affiliates to give) any notices to third parties (other than Governmental Entities), and use, and cause their respective Affiliates to use, their reasonable best efforts to obtain any third-party (other than Governmental Entities) consents necessary or required to consummate the Transactions, including the third-party notices and consents listed on Section 7.3(b) of the Disclosure Schedule.

(c)            Without limiting the generality of anything contained in this Section 7.3, each Party shall (and, in the case of HoldCo, cause the other Buyer Group Parties to), and shall cause their Affiliates to: (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or other Action by or before any Governmental Entity with respect to the Merger or any of the other Transactions; (ii) keep the other Parties reasonably informed as to the status of any such request, inquiry, investigation, action or other Action; and (iii) promptly inform the other Parties of any material and substantive communication to or from any Governmental Entity regarding the Merger or any of the other Transactions. Each Party shall (and, in the case of HoldCo, cause the other Buyer Group Parties to) consult and cooperate, and shall cause its Affiliates to consult and cooperate, with the other Parties and will consider in good faith the views of the other Parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted with any Governmental Entity in connection with the Merger or any of the other Transactions. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or other Action by or before any Governmental Entity, each Party shall permit, and shall cause its Affiliates to permit, authorized Representatives of the other Parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or other Action and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or other Action; provided that each Party shall be entitled to redact materials (1) as necessary to comply with contractual arrangements, (2) as necessary to address reasonable legal privilege or confidentiality concerns or (3) to the extent relating to Company valuation and similar matters relating to the Merger.

(d)            Nothing in this Section 7.3 or any other provision of this Agreement shall require, and in no event shall the “reasonable best efforts” of the Company or the Parent Parties in this Section 7.3 or any other provision of this Agreement be deemed or construed to require the Company or any Parent Party to waive any term or condition of this Agreement.

Section 7.4      Publicity. So long as this Agreement is in effect, neither the Company nor HoldCo, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other announcement with respect to the Merger, the other Transactions or this Agreement without the prior written consent of the other Party, unless required by applicable Law or any Governmental Entities or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other announcement with respect to the Merger, the other Transactions or this Agreement, in which event such Party shall provide a reasonable opportunity to the other Party to review and comment upon such press release or other announcement and shall give good faith consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Company shall not be required by this Section 7.4 to provide any such review or comment to HoldCo, in connection with the receipt and existence of a Competing Proposal or an Alternative Warrant Proposal and matters related thereto or an Adverse Recommendation Change, and this Section 7.4 shall not apply to any release or announcement made or proposed to be made by the Company in connection with an Adverse Recommendation Change made in compliance with this Agreement; provided, further, that each Party and their respective controlled Affiliates may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by HoldCo and the Company in compliance with this Section 7.4.

Section 7.5      Financing.

(a)            Each of the Parent Parties shall use its reasonable best efforts to take, or cause to be taken, all actions necessary to arrange and obtain the Debt Financing and Equity Financing, in aggregate, on terms and conditions not materially less favorable (taken as a whole) than those described in the Financing Documents, including to (i) negotiate definitive agreements with respect to the Debt Financing on the terms and conditions described in the Debt Commitment Letters, (ii) maintain in full force and effect each of the Financing Documents until the Transactions are consummated in accordance with their respective terms (in each case, subject to Section 7.5(h) and any other amendment, supplement, replacement, substitution, termination or other modification or waiver that is not prohibited by Section 7.5(c)), (iii) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of and funding under the Financing Documents applicable to any Parent Party that are within its control, (iv) draw upon and consummate the Debt Financing and Equity Financing at or prior to the Closing in accordance with the terms of the Financing Documents and (v) enforce their rights under the Financing Documents.

(b)            In the event that any portion of the Debt Financing has become unavailable on the terms and conditions contemplated in the applicable Debt Commitment Letters, (i) HoldCo shall promptly so notify the Company, and (ii) each of the Parent Parties shall use its reasonable best efforts to arrange to obtain alternative debt financing from the same or alternative sources as promptly as practicable following the occurrence of such event on terms and conditions not materially less favorable, in the aggregate, to the Parent Parties (from the standpoint of the Parent Parties) than those contained in the applicable Debt Commitment Letters in an amount, together with the aggregate proceeds of the Equity Financing, sufficient for HoldCo and the Surviving Entity to pay (x) the Merger Consideration, and (y) any other amounts required to be paid in connection with the consummation of the Transactions on the terms and conditions contemplated hereby (the “Alternative Financing”), provided that in no event shall the terms of any Alternative Financing (A) prevent, delay or materially impede or materially impair the ability of the Parent Parties to consummate the Transactions in accordance with the terms of this Agreement or (B) impose new or additional conditions precedent or expand upon the conditions precedent to the availability of the Debt Financing that would reasonably be expected to make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur (any such event described in (A) or (B), an “Adverse Effect on Debt Financing”). The Parent Parties shall use their reasonable best efforts to promptly enter into (or cause to be entered into) and deliver to the Company true and complete copies of all Contracts or other arrangements pursuant to which any alternative sources have committed to provide the Alternative Financing (the “Alternative Financing Documents”) as soon as practicable after execution thereof, provided that, such customary commitment letters and fee letters in connection with the Alternative Financing, if any and as applicable, may be redacted to omit numerical fee amounts provided therein and other commercially sensitive terms that would not affect the conditions, enforceability, availability, termination or the amount of the Debt Financing. In the event Alternative Financing is obtained, any reference in this Agreement to (A) the “Debt Financing” shall be deemed to include the Alternative Financing, and (B) the “Debt Commitment Letters” shall be deemed to include the Alternative Financing Documents.

(c)            Subject to Section 7.5(h), none of the Parent Parties shall agree to or permit any amendments or modifications to, or waivers of, any condition or other provision under any Financing Document without the prior written consent of the Company if such amendments, modifications or waivers would (x) reduce (or have the effect of reducing) the aggregate amount of the Debt Financing and Equity Financing, (y) impose new or additional conditions to the Debt Financing or Equity Financing (as applicable), or (z) otherwise expand, amend or modify the conditions to the Debt Financing or Equity Financing (as applicable), in each case of (x), (y) and (z), in a manner that would reasonably be expected to (A) prevent or delay in any material respect the ability of any Parent Party to consummate the Transactions or (B) (in the case of amendment, modification or waiver) adversely impact in any material respect the ability of any Parent Party to enforce its rights against the other parties to any Financing Document (it being understood that (i) any such amendment or modification in relation to pricing and/or other economic terms of any Financing Document, to the extent that such amendment or modification does not affect the enforceability, availability, termination, conditionality or amount of the financing under the Financing Documents, shall be permitted hereunder and shall be deemed not to prevent, impede or delay the consummation of the Transactions or of the transactions under the Financing Documents, and (ii) the Debt Commitment Letters may be replaced or substituted by any other commitment letters so long as such replacement or substitution does not have an Adverse Effect on Debt Financing). Without limiting the generality of the foregoing, none of the Parent Parties shall release or consent to the termination of the obligations of the other parties to any Financing Document, except as expressly contemplated or permitted hereby. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 7.5 shall require, and in no event shall the reasonable best efforts of any Parent Party be deemed or construed to require, any Parent Party to pay any fees in excess of, or agree to “market flex” provisions less favorable to the Parent Parties or the Surviving Entity (or any of their Affiliates) than, those contemplated by the Debt Commitment Letters and/or, if applicable, the Alternative Financing Documents (in each case, whether to secure waiver of any conditions contained therein or otherwise).

(d)            HoldCo shall, prior to the Closing, (i) give the Company prompt written notice (A) upon becoming aware of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) of any provision of, or termination by any party to any Financing Document or any other definitive agreement with respect to the Financing, (B) upon the receipt of any written notice or other written communication from any person with respect to (x) any threatened breach or threatened termination by any party to any Financing Document or any other definitive agreement with respect to the Financing or (y) any reduction of the amount of the Financing such party is providing, (C) if HoldCo at any time believes that it will not be able to obtain all or any portion of the Debt Financing or Equity Financing on the terms, in the manner, or from the sources contemplated by the Financing Documents, and (D) of the termination, repudiation, rescission, cancellation or expiration of any Commitment Letter or any other Financing Document; and (ii) otherwise keep the Company informed on a reasonably current basis of the status of the Parent Parties’ efforts to arrange the Debt Financing or Alternative Financing (as applicable) and the Equity Financing. As soon as reasonably practicable, but in any event within five (5) Business Days of the date the Company delivers to any Parent Party a written request, the Parent Parties shall provide any information reasonably requested by the Company relating to any circumstance referred to in clauses (A), (B), (C) and (D) of the immediately preceding sentence.

(e)            Prior to the Closing, the Company agrees to use its reasonable best efforts to provide, and shall use reasonable best efforts to cause each of its Subsidiaries and each of their respective Representatives to use reasonable efforts to provide, to the Parent Parties, at HoldCo’s sole cost and expense, all reasonable cooperation as may be requested by the Parent Parties or its respective Representatives in connection with the Debt Financing or Alternative Financing that is necessary and customary for financings of the type contemplated by the Debt Commitment Letter, including without limitation (i) participating in a reasonable number of meetings, presentations and due diligence sessions with representatives of HoldCo and its Debt Financing or Alternative Financing sources, in each case on reasonable advance notice and which may in the Company’s sole discretion be virtual, (ii) assisting in the preparation of bank information memoranda, rating agency presentations and similar documents reasonably requested by the Parent Parties or its Representatives in connection with the Debt Financing or Alternative Financing (including using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing and/or Alternative Financing and delivery of one or more customary representation letters), (iii) as promptly as reasonably practicable, furnishing the Parent Parties and its sources of the Debt Financing or Alternative Financing with financial statements and other pertinent information regarding the Company and its Subsidiaries as reasonably requested by the Parent Parties or any sources or prospective sources of the Debt Financing and/or Alternative Financing as is reasonably available to the Company and as may be obtained from the books and records of the Company and its Subsidiaries and using reasonable best efforts to cause the Company’s independent accountants to provide assistance and cooperation in connection therewith to the Parent Parties and any sources or prospective sources of the Debt Financing and/or Alternative Financing, (iv) reasonably cooperating with advisors, consultants and accountants of the Parent Parties or any sources or potential sources of the Debt Financing or Alternative Financing with respect to the conduct of any examination, appraisal or review of the financial condition or any of the assets, liabilities, cash management and accounting systems and related policies and procedures of the Company or any of its Subsidiaries, including for the purpose of establishing collateral eligibility and values, (v) assisting in the preparation of one or more credit agreements and/or other similar instruments, as well as any pledge and security documents and other definitive financing documents, collateral filings or other certificates or documents that may be requested by any Parent Party and facilitating the granting of guaranty, security or pledging of collateral related to Debt Financing or Alternative Financing, provided, that any collateral to be pledged or security to be granted by any Parent Party under any Financing Documents that in any manner involves the Company, any of its Subsidiaries or any of their respective assets shall be contingent upon the occurrence of the Effective Time, (vi) promptly arranging and delivering prepayment notices, customary payoff letters, lien terminations and instruments of discharge or release, in each case, as reasonably requested by the Parent Parties or any sources or prospective sources of the Debt Financing and/or Alternative Financing for the purpose of repaying, prepaying, discharging, and/or releasing at the Effective Time all Indebtedness and liens arising under the Existing Facility Agreement (other than any obligations thereunder that expressly survive the termination thereof), (vii) taking customary actions reasonably necessary to establish bank and other accounts in connection with, and to enter into one or more definitive agreements to facilitate, the consummation of the Debt Financing or any Alternative Financing immediately prior to the Effective Time, provided that such agreements and arrangements shall not become active or take effect until the Effective Time, (viii) furnishing the Parent Parties and its Representatives and sources of the Debt Financing and/or Alternative Financing, promptly with all documentation and other information reasonably required with respect to the Debt Financing or any Alternative Financing under applicable “know your customer” and anti-money laundering rules and regulations and (ix) taking all corporate actions reasonably necessary to permit the consummation of the Debt Financing and/or Alternative Financing, including the execution and delivery of any other certificates, instruments or documents contemplated by the Debt Financing and/or Alternative Financing and reasonably requested by any Parent Party and to permit the proceeds thereof to be made available at Closing to consummate the Transactions; provided that such certificates, instruments or documents shall not become active or take effect until the Effective Time.

(f)            Notwithstanding anything to the contrary in this Agreement, neither the Company nor any of its Subsidiaries shall be required to:

(i)            pay any commitment or similar fee or incur any liability with respect to the Debt Financing or Alternative Financing prior to the Effective Time;

(ii)            to be an issuer or other obligor with respect to any Debt Financing or any Alternative Financing prior to the Effective Time;

(iii)            take or commit to taking any action that is not contingent upon the occurrence of the Effective Time or would otherwise subject it or any of its directors, managers, officers or employees to actual or potential liability in connection with the Debt Financing or Alternative Financing prior to the occurrence of the Effective Time;

(iv)            take any action in respect of the Debt Financing or any Alternative Financing to the extent that such action would cause any condition to Closing set forth in Article VIII to fail to be satisfied or otherwise result in a breach of this Agreement by the Company;

(v)            take any action in respect of the Debt Financing or any Alternative Financing that would conflict with or violate the Company’s or any of its Subsidiary’s organizational documents or any applicable Law, or result in the contravention of, or violation or breach of, or default under, any Contract to which the Company or any of its Subsidiaries is a party;

(vi)            take any action to the extent such action would unreasonably interfere with the business or operations of the Company or its Subsidiaries;

(vii)            provide access to or disclose information where the Company determines that such access or disclosure would reasonably be expected to jeopardize the attorney-client privilege or contravene any applicable Law or Contract (but shall use reasonable best efforts to grant such access or provide such disclosure in a manner which would not jeopardize such privilege or contravene any such Law or Contract);

(viii)            cause the directors and managers of the Company to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained unless HoldCo shall have determined that such directors and managers are to remain as directors and managers of the Company on and after the Closing Date and such resolutions are contingent upon the occurrence of, or only effective as of, the Closing; or

(ix)            waive or amend any terms of this Agreement or any other Contract to which the Company or its Subsidiaries is party.

(g)            Nothing contained in this Section 7.5 shall require such cooperation to the extent it would require the Company and its Subsidiaries to incur any expense unless such expense is reimbursed by the Parent Parties. HoldCo shall, promptly upon request by the Company, reimburse (or cause the applicable borrowers to reimburse) the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 7.5 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities or losses suffered or incurred by any of them arising from the arrangement of the Debt Financing or Alternative Financing and any information used in connection therewith (except with respect to any information provided by or on behalf of the Company or any of its Subsidiaries), except to the extent such liabilities or losses arising out of or resulted from the gross negligence, bad faith or willful misconduct of the Company, its Subsidiaries or any of their respective Representatives.

(h)            Notwithstanding anything to the contrary in this Agreement, from time to time and at any time prior to the Closing, HoldCo shall be entitled to, by written notice to the Company, adjust the list of the Rollover Securityholders, the number of Rollover Shares, the number of Rollover Warrants, the amount of the Debt Financing and/or the amount of the Equity Financing and, in connection therewith, amend the applicable Support Agreement and/or the Financing Documents, or enter into additional Support Agreements and/or Financing Documents, in each case solely to give effect to such adjustments, provided that (i) any such notice shall be accompanied by, in the case of any adjustment to the list of the Rollover Securityholders, the number of Rollover Shares or Rollover Warrants, a true and complete copy of the applicable amended or additional Support Agreements, and in the case of any adjustment to the amount of the Debt Financing or Equity Financing, a true and complete copy of the applicable amended or additional Financing Documents, (ii) any additional Financing Documents so entered into shall be on terms and conditions not materially less favorable (from the standpoint of the Parent Parties), in the aggregate, to the Parent Parties than those contained in comparable Financing Documents then existing (including in respect to conditionality), (iii) after giving effect to such adjustment, and taking into consideration any such amended or additional Support Agreements and Financing Documents, the Financing Documents shall provide for an aggregate amount of proceeds that is sufficient for the Parent Parties and the Surviving Entity to pay (x) the Merger Consideration, and (y) any other amounts required to be paid in connection with the consummation of the Transactions on the terms and conditions contemplated hereby, and (iv) such adjustment would not otherwise reasonably be expected to prevent or delay in any material respect the ability of any Parent Party to consummate the Transactions.

(i)            All material non-public information provided by the Company or any of its Subsidiaries or any of their Representatives pursuant to this Section 7.5 shall be kept confidential in accordance with the Confidentiality Agreement, except that the Parent Parties shall be permitted to disclose such information to the financing sources, other potential sources of capital, rating agencies and prospective lenders of the Debt Financing or any permitted replacement, amended, modified or alternative financing subject to the potential sources of capital, rating agencies and prospective lenders entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities).

(j)            Each of the Parent Parties acknowledges and agrees that, notwithstanding anything in this Agreement to the contrary, the obligations to perform its respective agreements hereunder, including to consummate the Closing subject to the terms and conditions hereof, are not conditioned on obtaining of the Financing or any Alternative Financing or on the performance of any party to any Debt Commitment Letter.

Section 7.6      Directors’ and Officers’ Insurance and Indemnification.

(a)            HoldCo shall, and shall cause the Surviving Entity and each of the Company’s Subsidiaries to, for a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period shall have been finally disposed of), honor and fulfill in all respects the obligations of such Person to the fullest extent permissible under applicable Law, the Company Governing Documents and corresponding organizational or governing documents of such Subsidiary, in each case, as in effect on the date hereof and under any indemnification or other similar agreements in effect on the date hereof (the “Indemnification Agreements”), to the individuals entitled to indemnification, exculpation and/or advancement of expenses under such Company Governing Documents, other organizational or governing documents or Indemnification Agreements (including each present and former director and officer of the Company and its Subsidiaries) (the “Covered Persons”) arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the Effective Time, including actions or omissions in connection with the consideration, negotiation and approval of this Agreement and the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Covered Persons.

(b)            For a period of six (6) years from and after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period shall have been finally disposed of), the organizational and governing documents of the Surviving Entity and each of the Company’s Subsidiaries shall, to the extent consistent with applicable Law, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the Effective Time than are currently set forth in the Company Governing Documents and the organizational and governing documents of each of the Company’s Subsidiaries in effect on the date hereof (as the case may be) and shall not contain any provision to the contrary. The Indemnification Agreements with Covered Persons shall survive the Merger and shall continue in full force and effect in accordance with their terms.

(c)            For a period of six (6) years from and after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period shall have been finally disposed of), HoldCo shall cause to be maintained, at no expense to the beneficiaries, in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that HoldCo may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous to any beneficiary thereof) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that HoldCo shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the annual premiums paid as of the date hereof by the Company for such insurance (such 300% amount, the “Base Premium”); provided, further, if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Base Premium, HoldCo shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Base Premium. In addition, if the Company in its sole discretion elects, by giving written notice to HoldCo at least five (5) Business Days prior to the Effective Time, then, in lieu of the foregoing insurance, effective as of the Effective Time, the Company shall purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program for a period of six (6) years from and after the Effective Time providing at least the same coverage and amounts containing terms and conditions which are no less advantageous to any beneficiary thereof than the current policies of directors’ and officers’ liability insurance maintained by the Company with respect to claims arising from or related to facts or events which occurred at or prior to the Effective Time; provided that the annual premium shall not exceed the Base Premium. In the event that the Company elects to purchase such a “tail” or “runoff” insurance program, the Surviving Entity shall (and HoldCo shall cause the Surviving Entity to) maintain such “tail” or “runoff” insurance program in full force and effect and continue to honor their respective obligations thereunder.

(d)            If HoldCo or the Surviving Entity or any of their respective successors or assigns (i) shall consolidate or amalgamate with or merge into any other corporation or entity and shall not be the continuing, merged or surviving company or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of HoldCo or the Surviving Entity shall assume all of the obligations set forth in this Section 7.6.

(e)            The provisions of this Section 7.6 shall survive the Merger. The Covered Persons (and their successors and heirs) shall be third party beneficiaries of this Section 7.6. All rights under this Section 7.6 are intended to be in addition to and not in substitution of other rights any Covered Persons may otherwise have.

Section 7.7      Takeover Statutes. The Parties and their respective board of directors (or equivalent) shall use their respective commercially reasonable efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to lawfully eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions.

Section 7.8      Control of Operations. Without limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement shall give HoldCo, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time, and (b) prior to the Effective Time, each of the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its respective Subsidiaries’ operations.

Section 7.9      Security Holder Litigation. The Company shall promptly notify HoldCo of any Action related to this Agreement, the Merger or the other Transactions brought or, to the Knowledge of the Company, threatened against the Company, its directors and/or officers by security holders of the Company (a “Transaction Litigation”) and shall keep HoldCo informed on a reasonably prompt basis regarding any such Transaction Litigation. The Company shall give HoldCo a reasonable opportunity to (a) participate in the defense, settlement or prosecution of any Transaction Litigation and (b) consult with counsel to the Company regarding the defense, settlement or prosecution of any such Transaction Litigation; provided that the Company shall not compromise or settle any Transaction Litigation or consent to the same without HoldCo’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.10      Director Resignations. Upon the written request of HoldCo at least ten (10) Business Days prior to the Effective Time, the Company shall use reasonable best efforts to cause each director of the Company or any of its Subsidiaries designated by HoldCo who is in office immediately prior to the Effective Time to deliver to HoldCo letters of resignation in customary form, effective as of Effective Time, with respect to their service as directors of the Company or such Subsidiaries.

Section 7.11      Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with HoldCo and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NYSE to enable the delisting of the Surviving Entity from NYSE and the deregistration of the Ordinary Shares and the Warrants under the Exchange Act as promptly as practicable after the Effective Time.

Section 7.12      Actions Taken at Direction of the Buyer Group Parties. Notwithstanding anything herein to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, if such breach or alleged breach is the proximate result of action or inaction taken by the Company at the direction of any Parent Party or any Representative thereof that is an executive officer or director of the Company, regardless of whether there is any approval or direction of the Company Board or the Special Committee. None of the Parent Parties shall be entitled to any award of damages or other remedy, in each case for any breach or inaccuracy in the representations and warranties made by the Company to the extent any Parent Party or any Representative thereof that is an executive officer or director of the Company has actual knowledge of such breach or inaccuracy as of the date hereof.

Section 7.13      No Amendment to Buyer Group Contracts. The Parent Parties shall not, and each shall cause the other Buyer Group Parties not to, amend modify, withdraw or terminate any Buyer Group Contract or waive any rights thereunder in any manner that that would (i) result, directly or indirectly, in any of the Rollover Shares ceasing to be treated as Excluded Shares, (ii) individually or in the aggregate, prevent or materially delay the ability of any Parent Party to consummate the Merger and the other Transactions or (iii) prevent or materially impair the ability of any management member or director of the Company, with respect to any Superior Proposal, taking any of the actions described in Section 6.3 to the extent such actions are permitted to be taken by the Company thereunder. The Parent Parties shall not, and each shall cause the other Buyer Group Parties not to, enter into any Contract to prohibit or restrict any director, management member or employee of the Company or its subsidiaries to take any actions described in Section 6.3 in connection with a Competing Proposal to the extent such actions are permitted to be taken by the Company thereunder.

Section 7.14      Further Assurances. Each Party agrees that, from time to time after the Closing Date, it will execute and deliver, or cause its Affiliates to execute and deliver, such further instruments, and take (or cause its Affiliates to take) such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement.

Article VIII

CONDITIONS TO THE MERGER

Section 8.1      Conditions to Each Party’s Obligations. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by the Parent Parties and the Company, as the case may be, to the extent permitted by applicable Law:

(a)            Shareholder Approval. The Shareholder Approval shall have been obtained in accordance with the CICL and the Company Governing Documents.

(b)            Laws and Orders. No Governmental Entity of competent jurisdiction shall have issued, promulgated, enforced or entered any Order that is then in effect and enjoins, prohibits or makes illegal the consummation of the Transactions.

(c)            Warrantholder Consent and Warrant Amendment. The Warrantholder Consent shall have been duly obtained in accordance with the provisions herein and shall not have been revoked at any time prior to, and shall remain in full force and effect through, the Closing. The Warrant Amendment shall have been duly entered into in accordance with the provisions herein and shall take effect no later than the Closing, and a true and complete copy of the duly executed Warrant Amendment shall have been delivered to HoldCo.

Section 8.2      Conditions to Obligations of the Parent Parties. The obligations of the Parent Parties to effect the Merger shall also be subject to the satisfaction or waiver (in writing) by HoldCo on or prior to the Closing Date of each of the following conditions:

(a)            Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 4.2(a) and Section 4.2(b) shall be true and correct in all respects save for de minimis inaccuracies as of the date hereof and as of the Closing Date as though made as of the Closing Date, (ii) the representations and warranties of the Company set forth in Section 4.3 and Section 4.9(b) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made as of the Closing Date, and (iii) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as though made as of the Closing Date, except (x) in the case of each of clauses (i), (ii) and (iii), representations and warranties that by their terms speak as of a specific date shall be true and correct only as of such date, and (y) in the case of clause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any limitation or qualification by “materiality” or “Material Adverse Effect” or any words of similar import set forth therein), individually or in the aggregate, do not constitute a Material Adverse Effect.

(b)            Performance of Obligations of the Company. The Company shall have performed or complied with, in all material respects, all agreements or obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c)            No Material Adverse Effect. No Material Adverse Effect shall have occurred since the date of this Agreement and is continuing.

(d)            Dissenting Shareholders. The holders of no more than 10% of the total issued and outstanding Shares immediately prior to the Effective Time shall have validly served and not withdrawn a notice of objection under Section 238(2) of the CICL.

(e)            Third Party Consents. The Company shall have obtained the third-party consents or waivers in writing for the contracts set forth in Section 7.3(b) of the Disclosure Schedule, except for any such contract that has been terminated or has expired prior to the Closing Date, unless such termination is in relation to the failure to obtain such consent or waiver.

(f)            Officer Certificate. The Company shall have delivered to HoldCo a certificate, dated as of the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.2(a), Section 8.2(b) and Section 8.2(c).

Section 8.3      Conditions to Obligations of the Company. The obligations of the Company to effect the Merger shall also be subject to the satisfaction or waiver (in writing) by the Company on or prior to the Closing Date of each of the following conditions:

(a)            Representations and Warranties. The representations and warranties of the Parent Parties set forth in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as though made as of the Closing Date, except (i) representations and warranties that by their terms speak as of a specific date shall be true and correct only as of such date, and (ii) where any failures of any such representations and warranties to be true and correct (without giving effect to any limitation or qualification by “materiality” or any words of similar import set forth therein) have not had and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Transactions by any Parent Party or the performance by any Parent Party of their respective material obligations under this Agreement.

(b)            Performance of Obligations of the Parent Parties. the Parent Parties shall have performed or complied with, in all material respects, all agreements and obligations required to be performed or complied with by them under this Agreement at or prior to the Closing Date.

(c)            Officer Certificate. HoldCo shall have delivered to the Company a certificate, dated as of the Closing Date, signed by a director or officer of HoldCo certifying as to the satisfaction of the conditions specified in Section 8.3(a) and Section 8.3(b).

Section 8.4      Frustration of Closing Conditions. Prior to the Outside Date, none of the Company and the Parent Parties may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure were caused by such Party’s failure to comply with this Agreement and consummate the Transactions as contemplated by this Agreement.

Article IX

TERMINATION

Section 9.1      Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned, at any time prior to the Effective Time:

(a)            by mutual written consent of HoldCo and the Company (acting upon the recommendation of the Special Committee);

(b)            by either HoldCo or the Company (acting upon the recommendation of the Special Committee), if there has been a breach or failure to perform by the other Party (in the case of termination by the Company, including breach or failure by any Parent Party) of any representation, warranty, covenant or agreement set forth in this Agreement, which breach or failure (i) in the case of a breach or failure by the Company, would result in the conditions in Section 8.2(a) or Section 8.2(b) not being satisfied, and (ii) in the case of a breach or failure by any Parent Party, would result in the conditions in Section 8.3(a) or Section 8.3(b) not being satisfied, and in each case of (i) and (ii), such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (x) thirty (30) calendar days after the receipt of written notice thereof by the defaulting Party from the non-defaulting Party, or (y) three (3) Business Days before the Outside Date; provided, however, that this Agreement may not be terminated pursuant to this Section 9.1(b) (A) by the Company if the Company is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement that would cause a condition set forth in Section 8.2(a) or Section 8.2(b) not to be satisfied, or (B) by HoldCo if any Parent Party is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement that would cause a condition set forth in Section 8.3(a) or Section 8.3(b) not to be satisfied;

(c)            by either HoldCo or the Company, if the Merger shall not have been consummated by 11:59 pm, Hong Kong time on the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any Party whose breach (in the case of HoldCo, including breach by any Parent Party) of any representation, warranty, covenant or agreement set forth in this Agreement in any manner shall have been the primary cause of the failure of the Merger to be consummated on or prior to the Outside Date;

(d)            by HoldCo at any time prior to the receipt of the Shareholder Approval, if the Company Board shall have effected an Adverse Recommendation Change;

(e)            by the Company at any time prior to the receipt of the Shareholder Approval, if (i) the Company Board (acting upon the recommendation of the Special Committee) shall have effected an Adverse Recommendation Change in light of a Superior Proposal in accordance with Section 6.3(d) and authorized the Company to terminate this Agreement and enter into an Alternative Acquisition Agreement effecting such Superior Proposal and (ii) the Company concurrently with, or immediately after, the termination of this Agreement enters into such Alternative Acquisition Agreement; provided, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.1(e) unless (A) the Company has complied in all material respects with the requirements of Section 6.3 with respect to such Superior Proposal (other than immaterial non-compliance that does not adversely affect any Parent Party) and (B) the Company pays in full the Company Termination Fee in accordance with Section 9.3(a) prior to or concurrently with such termination pursuant to this Section 9.1(e);

(f)            by either the Company or HoldCo if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable Order having the effect set forth in Section 8.1(b); provided that, the right to terminate this Agreement pursuant to this Section 9.1(f) shall not be available to any Party whose failure (in the case of HoldCo, including failure by any Parent Party) to comply with any provision of this Agreement has been the primary cause of such Order;

(g)            by either the Company or HoldCo, if the Shareholder Approval shall not have been obtained after the final adjournment of the Shareholders Meeting at which a vote on such approval was taken; provided that, HoldCo may not terminate this Agreement pursuant to this Section 9.1(g) if such failure to obtain the Shareholder Approval is a result of (i) a breach of Section 6.5(e) by HoldCo or (ii) a breach of the Support Agreement by any Rollover Securityholder; or

(h)            by the Company if (i) all of the conditions in Section 8.1 and Section 8.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but each of which was at the time of termination capable of being satisfied as if such time were the Closing), (ii) the Company has irrevocably confirmed by written notice to HoldCo that all conditions set forth in Section 8.3 have been satisfied, or that it is willing to waive any unsatisfied condition in Section 8.3, and that the Company is ready, willing and able to complete the Merger, and (iii) HoldCo shall have failed to effect the Closing within ten (10) Business Days following its receipt of the written notice from the Company.

Section 9.2      Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which termination is made, and this Agreement shall forthwith become null and void and there shall be no liability or obligation under this Agreement on the part of any Party hereto, provided that (i) Section 7.2(a), Section 7.4 (Publicity), the expense reimbursement and indemnification provisions of Section 7.5(g), this Section 9.2 (Effect of Termination), Section 9.3 (Termination Fees) and Section 10.3 (Expenses) through Section 10.10 (Enforcement; Remedies) (and any related definitions contained in any such Sections or Article) shall survive such termination and (ii) no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 9.3      Termination Fees.

(a)            In the event that:

(i)            (A) a Competing Proposal with respect to the Company shall have been publicly made, proposed or disclosed and not withdrawn after the date of this Agreement and prior to the Shareholders Meeting (or prior to the termination of this Agreement if there has been no Shareholders Meeting), (B) at a time when the condition in the preceding subclause (A) is satisfied, this Agreement is terminated (x) by the Company or HoldCo pursuant to Section 9.1(g) or (y) by the Company pursuant to Section 9.1(c), and (C) within twelve (12) months of the date of such termination, the Company or any of its Subsidiaries enters into a definitive agreement to effect, or consummates the transactions contemplated by, a Competing Proposal (provided, that for purposes of this clause (C), the references to “20%” in the definition of Competing Proposal shall be deemed to be references to 50%);

(ii)            this Agreement is terminated by HoldCo pursuant to Section 9.1(b) or Section 9.1(d); or

(iii)            this Agreement is terminated by the Company pursuant to Section 9.1(e);

then the Company shall pay, or caused to be paid, to HoldCo or its designees an amount in cash equal to US$31,500,000 (the “Company Termination Fee”) by wire transfer of same day funds as promptly as possible (but in any event (x) at least two (2) Business Days prior to and as a condition of the consummation by the Company of the transactions contemplated by such Competing Proposal or entry by the Company into the definitive agreement in connection with such Competing Proposal in the case of a termination referred to in clause (i) above, (y) within five (5) Business Days after such termination in the case of a termination pursuant to clause (ii) above, and (z) prior to or concurrently with such termination in case of a termination pursuant to clause (iii) above).

(b)            In the event that this Agreement is terminated by the Company pursuant to Section 9.1(b) or Section 9.1(h), then HoldCo shall pay, or cause to be paid, to the Company or its designees an amount in cash equal to US$63,000,000 (the “HoldCo Termination Fee”) by wire transfer of same day funds as promptly as possible (but in any event within five (5) Business Days after such termination).

(c)            In no event shall this Section 9.3 (i) require the Company to pay an aggregate amount in excess of the Company Termination Fee, or (ii) require HoldCo to pay an aggregate amount in excess of the HoldCo Termination Fee, in each case except as set forth in Section 9.3(d). In no event shall the Company be required to pay the Company Termination Fee more than once. In no event shall HoldCo be required to pay the HoldCo Termination Fee more than once.

(d)            If either the Company or HoldCo fails to pay any amounts due to the other Party under this Section 9.3 on the dates specified, then the defaulting Party shall pay all reasonable and documented costs and expenses (including legal fees and expenses) incurred by such other Party in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest thereon on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal Table of Money Rates on such date, from the date such amounts were required to be paid until the date actually received by such other Party. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e)            Each Party acknowledges that the agreements contained in this Section 9.3 are an integral part of the Transactions and that the Company Termination Fee and HoldCo Termination Fee are not a penalty, but rather are liquidated damages in a reasonable amount that will compensate the Parent Parties in the circumstances in which the Company Termination Fee is payable by the Company or the Company in circumstances in which the HoldCo Termination Fee is payable by HoldCo, in each case, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

(f)            Subject to Section 10.10, in the event that any Parent Party fails to effect the Closing for any reason or no reason or they otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), the Company’s right to terminate this Agreement and receive the HoldCo Termination Fee pursuant to Section 9.3 and if applicable, the costs and expenses of the Company pursuant to Section 9.3(d), the guarantee of such obligations pursuant to the Limited Guarantees (subject to their terms, conditions and limitations) and the Company’s right to seek specific performance in accordance with Section 10.10 shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company or any of its Subsidiaries and any of their respective Affiliates, Representatives, members, managers, or partners (collectively, the “Company Group”) against (i) the Parent Parties and the Sponsor, (ii) the former, current or future direct or indirect holders of any equity, general or limited partnership or limited liability company interest, management companies, portfolio companies, incorporators, controlling Persons, directors, officers, employees, agents, advisors, attorneys, representatives, members, managers, general or limited partners, stockholders, shareholders, successors, assignees or Affiliates of the Parent Parties or the Sponsor, (iii) any lender or prospective lender, lead arranger, arranger, agent or Representative of or to the Parent Parties or the Sponsor, or (iv) any former, current or future direct or indirect holders of any equity, general or limited partnership or limited liability company interest, management companies, portfolio companies, incorporators, controlling Persons, directors, officers, employees, agents, advisors, attorneys, representatives, members, managers, general or limited partners, stockholders, shareholders, successors, assignees or Affiliates of any of the foregoing (clauses (i)−(iv), collectively, the “HoldCo Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger or the other Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither HoldCo nor any other member of the HoldCo Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters, the Debt Commitment Letters and the Limited Guarantees) other than the payment of the HoldCo Termination Fee pursuant to Section 9.3(b), the costs and expenses pursuant to Section 9.3(d) and any amounts pursuant to Section 7.5(g), and in no event shall any member of the Company Group seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the HoldCo Group in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters, the Debt Commitment Letters and the Limited Guarantees), other than (without duplication) from any Parent Party to the extent provided in Section 9.3(b), Section 9.3(d) and Section 7.5(g) or the Guarantors to the extent provided in the relevant Limited Guarantee. Notwithstanding anything to the contrary herein and for the avoidance of doubt, none of the foregoing in this paragraph shall in any way restrict the Company’s right to equitable relief pursuant to Section 10.10.

(g)            Subject to Section 10.10, HoldCo’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 9.3 and if applicable, the costs and expenses of HoldCo pursuant to Section 9.3(d) and HoldCo’s right to seek specific performance in accordance with Section 10.10, shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the HoldCo Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise). Neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment by the Company of the Company Termination Fee pursuant to Section 9.3(a) and the costs and expenses pursuant to Section 9.3(d), and in no event shall any of the Parent Parties or any other member of the HoldCo Group seek, or permit to be sought, on behalf of any member of the HoldCo Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 9.3(a) and Section 9.3(d).

Article X

MISCELLANEOUS

Section 10.1      Amendment and Modification; Waiver.

(a)            Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, at any time prior to the Effective Time, by written agreement of the Parties by action taken (i) with respect to the Parent Parties, by or on behalf of their respective board of directors, and (ii) with respect to the Company, by the Company Board (acting upon recommendation of the Special Committee); provided, however, that after receipt of the Shareholder Approval, no amendment shall be made which by Law requires further approval by the shareholders of the Company without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b)            At any time and from time to time prior to the Effective Time, any Party or Parties may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable, (ii) waive any inaccuracies in the representations and warranties made to such Party or Parties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties contained herein. Any agreement on the part of a Party or Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 10.2      No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.2 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Effective Time, which shall survive the Effective Time until fully performed.

Section 10.3      Expenses. Except as specifically provided otherwise herein, all Expenses shall be paid by the Party incurring such Expenses.

Section 10.4      Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, or by electronic mail when no error message is generated, or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by international overnight courier, in each case to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to the Company, to:

Special Committee of the Board of Directors
New Frontier Health Corporation
10 Jiuxianqiao Road, Hengtong Business Park, B7 Building, 1/F
Chaoyang District, 100015, Beijing, China
Attention: Edward Leong Che-hung, Frederick Ma Si-hang and Lawrence Chia
Email: nfh.specialcommittee@dpw.com

with a required copy to (which shall not constitute notice):

Davis Polk & Wardwell LLP
2201 China World Office 2, 1 Jian Guo Men Wai Avenue

Chaoyang District, Beijing 100004, China
Attention: Howard Zhang
Email: howard.zhang@davispolk.com

and

if to the Parent Parties, to:

Unit 3004, Garden Square

No. 968, Beijing West Road, Jing’An

Shanghai, China

Attention: Carl Wu

E-mail: carl@new-frontier.com

with a required copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP
3901 China World Tower

1 Jianguomenwai Avenue

Beijing 100004, China
Attention: Yang Wang
E-mail: Yang.Wang@stblaw.com

Section 10.5      Counterparts. This Agreement may be executed manually, electronically by email or by facsimile by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties.

Section 10.6      Entire Agreement; Third-Party Beneficiaries.

(a)            This Agreement (including the Exhibits and Schedules hereto), and the other Transaction Documents constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, between any Parties, with respect to the subject matter hereof.

(b)            This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than at and after the Effective Time, with respect to the provisions of Section 7.6, Section 9.3, Section 10.1, this Section 10.6(b) and Section 10.8 (which are intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons); provided, however, that in no event shall any holders of Shares, Warrants, Company Options or Company RSU Awards, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.7      Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger are fulfilled to the greatest extent possible.

Section 10.8      Governing Law; Jurisdiction.

(a)            This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York, without regard to the conflicts of Law principles thereof that would subject such matter to the Laws of another jurisdiction, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the Parties hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of Merger Sub and the Company in the Surviving Entity, the cancellation of the Shares, the rights provided for in Section 238 of the CICL with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

(b)            Subject to the exception for jurisdiction of the courts of the Cayman Islands in Section 10.8(a), any Actions arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 10.8 (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing Parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c)            Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 10.8, any Party may, to the extent permitted under the rules and procedures of the HKIAC, seek an interim injunction or other form of relief from the HKIAC as provided for in its Rules. Such application shall also be governed by, and construed in accordance with, the Laws of the State of New York.

Section 10.9      Assignment. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise), except that the Parent Parties may assign all or any of their rights and obligations hereunder (i) to any wholly-owned Subsidiary of HoldCo by prior written notice to the Company, or (ii) to the Debt Financing or Alternative Financing sources pursuant to the terms thereof (solely to the extent necessary to create a security interest herein or otherwise assign as collateral in respect of the Debt Financing or Alternative Financing), provided, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.. Any purported assignment in violation of this Section 10.9 shall be void.

Section 10.10      Enforcement; Remedies.

(a)            Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)            The Parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as set forth in this Section 10.10, including the limitations set forth in Section 10.10(c), it is agreed that any Party shall be entitled to specific performance of the terms and provisions of this Agreement (including the Parties’ obligation to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction and other equitable relief to prevent breaches of this Agreement by the other Parties and, in the case of the Company, an injunction, specific performance or other equitable relief to enforce the obligations of the Parent Parties, to cause the Equity Financing to be funded and to effect the Closing, in addition to any other remedy by law or equity. If any Party brings any Action to enforce specifically the performance of the terms and provisions hereof, the Outside Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) such other time period established by the court presiding over such Action.

(c)            Notwithstanding anything herein to the contrary, the Company shall have the right to obtain an injunction, specific performance or other equitable relief to enforce the obligations of HoldCo, Parent and Merger Sub to cause the Equity Financing to be funded and to effect the Closing only in the event that (i) all conditions set forth in Section 8.1 and Section 8.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived in accordance with this Agreement, (ii) HoldCo, Parent and Merger Sub have failed to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.2, (iii) the Debt Financing or the Alternative Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, and (iv) the Company has irrevocably confirmed in writing that (A) all conditions set forth in Section 8.3 have been satisfied or that the Company is waiving any of the conditions to the extent not so satisfied in Section 8.3 (other than those conditions that by their terms are to be satisfied at the Closing) and (B) if specific performance is granted and the Equity Financing and Debt Financing are funded, then it would take such actions required of it by this Agreement to cause the Closing to occur. For the avoidance of doubt, in no event shall the Company be entitled to specific performance to cause HoldCo, Parent or Merger Sub to cause the Equity Financing to be funded or to effect the Closing in accordance with Section 2.2 if the Debt Financing or the Alternative Financing (as applicable) has not been funded and will not be funded at the Closing even if the Equity Financing is funded at the Closing.

(d)            The Parties’ right to specific performance is an integral part of the Transactions and each Party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate or that an award of specific performance is not an appropriate remedy for any reason at law or equity and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief. Notwithstanding anything herein to the contrary, (x) while the Parties may pursue both a grant of specific performance and the payment of the amounts set forth in Section 9.3, none of the Parent Parties, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts, and (y) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is any Parent Party, any other member of the HoldCo Group or, if such party is the Company, any other member of the Company Group.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parent Parties and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

NEW FRONTIER HEALTH CORPORATION

By:	/s/ Lawrence Chia
Name: Lawrence Chia
Title: Authorized Signatory

[Unicorn II – Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the Parent Parties and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

UNICORN II HOLDINGS LIMITED

By:	/s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory

UNICORN II PARENT LIMITED

By:	/s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory

UNICORN II MERGER SUB LIMITED

By:	/s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory

[Unicorn II – Signature Page to Merger Agreement]

Schedule I

LIST OF GUARANTORS

Schedule II

LIST OF ROLLOVER SECURITYHOLDERS, ROLLOVER SHARES AND ROLLOVER WARRANTS

Exhibit A

PLAN OF MERGER

THIS PLAN OF MERGER is made on _______________, 2021

BETWEEN

(1)	NEW FRONTIER HEALTH CORPORATION, an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Company” or the “Surviving Company”); and

(2)	Unicorn II Merger Sub Limited, an exempted company incorporated under the laws of the Cayman Islands having its registered office at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands (the “Merging Company” and together with the Company, the “Constituent Companies”).

WHEREAS

(A)	The respective boards of directors of the Company and the Merging Company have approved the merger of the Constituent Companies pursuant to section 233(3) of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), pursuant to which the Merging Company will merge with and into the Company and cease to exist, with the Surviving Company continuing as the surviving company in the merger (the “Merger”), upon the terms and subject to the conditions of the Agreement and Plan of Merger dated [●] by and among Unicorn II Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands, Unicorn II Parent Limited, an exempted company incorporated under the laws of the Cayman Islands, the Company and the Merging Company (the “Merger Agreement”) and this Plan of Merger and pursuant to provisions of Part XVI of the Companies Act.

(B)	The shareholders of each of the Company and the Merging Company have approved and authorised this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise pursuant to section 233(6) of the Companies Act.

(C)	Each of the Company and the Merging Company wishes to enter into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act.

IT IS AGREED

1.	DEFINITIONS AND INTERPRETATION

1.1	Terms not otherwise defined in this Plan of Merger shall have the meanings given to them in the Merger Agreement, a copy of which is annexed at Annexure 1 hereto.

2.	PLAN OF MERGER

2.1	Company Details:

(a)	The constituent companies (as defined in the Companies Act) to this Plan of Merger are the Company and the Merging Company.

(b)	The surviving company (as defined in the Companies Act) is the Surviving Company, which shall continue to be named New Frontier Health Corporation.

(c)	The registered office of the Company at the date of this Plan of Merger is at the offices of the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered office of the Merging Company at the date of this Plan of Merger is at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Following the effectiveness of the Merger, the registered office of the Surviving Company will be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(d)	Immediately prior to the Effective Time, the authorised share capital of the Company is US$50,000 divided into 490,000,000 ordinary shares of a par value of US$0.0001 each and 10,000,000 preference shares of a par value of US$0.0001 each, of which [●] ordinary shares have been issued and [●] preference shares have been issued.

(e)	Immediately prior to the Effective Time, the authorised share capital of the Merging Company is US$[●] divided into [●] shares of a par value of US$[●] each, of which [1] share has been issued.

(f)	On the Effective Time, the authorised share capital of the Surviving Company shall be US$[●] divided into [●] shares of a par value of US$[●] each.

2.2	Effective Time

In accordance with Section 233(13) of the Companies Act, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar of Companies in the Cayman Islands (the “Registrar”) (the “Effective Time”).

2.3	Terms and Conditions; Share Rights

(a)	At the Effective Time, and in accordance with the terms and conditions of the Merger Agreement:

(i)	Each share of par value US$[●] of the Merging Company issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share of par value US$0.0001 of the Surviving Company; such conversion shall be effected by means of the cancellation of such share of the Merging Company, in exchange for the right to receive one such ordinary share of the Surviving Company.

(ii)	Each (a) ordinary share of par value US$0.0001 of the Company issued and outstanding immediately prior to the Effective Time and (b) preference share of par value US$0.00001 of the Company issued and outstanding immediately prior to the Effective Time (in each case, other than the Excluded Shares and the Dissenting Shares) shall be cancelled and cease to exist in exchange for the right to receive US$12.00 in cash per Share without interest (the “Per Share Merger Consideration”);

(iii)	Each Excluded Share issued and outstanding immediately prior to the Effective Time shall be cancelled and shall cease to exist, without payment of any consideration or distribution therefor; and

(iv)	Each Dissenting Share shall be cancelled and shall cease to exist in accordance with Section 3.5 of the Merger Agreement, and shall carry no rights other than the right to receive the applicable payments pursuant to the procedure set forth in Section 3.5 of the Merger Agreement.

(b)	At the Effective Time, the rights and restrictions attaching to the ordinary shares of the Surviving Company shall be as set out in the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

(c)	At the Effective Time, the Memorandum and Articles of Association of the Company shall be amended and restated by their deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

(d)	At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

2.4	Directors’ Interests in the Merger

(a)	The names and addresses of each director of the Surviving Company after the Merger becomes effective are:

(i)	[●]

(b)	There are no amounts or benefits paid or payable to any director of either of the Constituent Companies or the Surviving Company consequent upon the Merger.

2.5	Secured Creditors

(a)	The Surviving Company has no secured creditor and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

(b)	The Merging Company has no secured creditor and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

3.	VARIATION

3.1	At any time prior to the Effective Time, this Plan of Merger may be amended by the boards of directors of both the Surviving Company and the Merging Company to:

(i)	change the Effective Time provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar; and

(ii)	effect any other changes to this Plan of Merger as the Merger Agreement or this Plan of Merger may expressly authorise the Boards of Directors of both the Surviving Company and the Merging Company to effect in their discretion.

4.	TERMINATION

4.1	At any time prior to the Effective Time, this Plan of Merger may be terminated by the Boards of Directors of both the Surviving Company and the Merging Company in accordance with the terms of the Merger Agreement.

5.	COUNTERPARTS

5.1	This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart.

6.	GOVERNING LAW

6.1	This Plan of Merger and the rights and obligations of the parties shall be governed by and construed in accordance with the laws of the Cayman Islands.

6.2	Each of the parties agrees that the courts of the Cayman Islands shall have jurisdiction to hear and determine any action or proceeding arising out of or in connection with this Plan of Merger only, and any non-contractual obligations arising out of or in connection with it, and for that purpose each party irrevocably submits to the jurisdiction of the courts of the Cayman Islands.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of Unicorn II Merger Sub Limited:	)	Duly Authorised Signatory
)
	)	Name:_____________________
)
	)	Title:______________________
)
)

SIGNED for and on behalf of NEW FRONTIER HEALTH CORPORATION:	)	Duly Authorised Signatory
)
	)	Name:_____________________
)
	)	Title:______________________
)
)

ANNEXURE 1

MERGER AGREEMENT

ANNEXURE 2

AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF SURVIVING COMPANY